Form 20-F
period 2024-12-31
Leet INC.
filed 2026-02-13
CIK 1946746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

For the transition period from _______ to _______

Commission file number 333-267851

LEET Inc.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

805, 8th Floor, Menara Mutiara Majestic,

Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia

(Address of principal executive offices)

Song Dai, Chief Executive Officer

805, 8th Floor, Menara Mutiara Majestic,

Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia

Telephone: +603 7783 1636 Email: contact@myleet.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	LTESF	Not Applicable
Preferred shares, par value $0.0001 per share	LTESF	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of issued and outstanding ordinary shares, par value $0.0001 per share, is 151,096,262 as of December 31, 2024. The number of issued and outstanding preferred shares, par value $0.0001 per share, is 6,898,256 as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.     ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.     ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).     ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

Forward-Looking Information

This Annual Report includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements are based on management’s beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading “Management’s Discussion and Analysis of Financial Condition or Plan of Operation.” Forward-looking statements also include statements in which words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “consider,” or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions. The Company’s future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. All forward-looking statements in this Report are current only as of the date on which the statements were made, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, we do not undertake any obligation to update publicly any forward-looking statements for any reason after the date of this Report or to conform these statements to actual results or to changes in expectations.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the section titled “Item 3. Key Information — D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

i

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risk Factors

Risks Related to Our Business and Industry

As a smaller reporting company, we are not required to provide a statement of risk factors. However, we believe this information may be valuable to our shareholders for this filing. We reserve the right to not provide risk factors in our future filings. Our primary risk factors and other considerations include:

General Risks Relating to our Business, Operations of Financial Condition

We are an early-stage company operating in a newly developing industry with limited resources.

The Company officially launched its commercial service (Matchroom) in Malaysia in January 2019. Because the Company has a limited operating history, you should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

•	That we may not have sufficient capital to achieve our growth strategy;

•	That we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers' requirements;

•	That our growth strategy may not be successful; and

•	That fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these, and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability.

Although we have begun to generate revenues, we have incurred significant losses since inception. We expect to incur increased costs to implement our business plan and increase revenues, such as costs relating to expanding our subscribers’ growth.

If our revenues do not increase to offset these additional expenses, or if we experience unexpected increases in operating expenses, we will continue to incur significant losses, and will not become profitable. If we are not able to significantly increase our revenues, we will likely not be able to achieve profitability in the future.

Our operating losses and working capital deficiency raise substantial doubt about our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

Our operating losses and working capital deficiency raise substantial doubt about our ability to continue as a going concern. If we do not generate sufficient revenues, do not achieve profitability, or do not have other sources of financing for our business, we may have to curtail or cease our development plans and operations, which could cause investors to lose the entire amount of their investment.

Increasing competition within our emerging industry could have an impact on our business prospects.

The e-sports industry is the latest high growth industry on which many are looking to capitalize. Consequently, it is becoming a very competitive industry, with new competitors frequently entering the market.

These competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer and more successfully than we have been developing ours. Although we are differentiated from our competitors by focusing on emerging markets and leveraging on the mobile carrier network, increased competition may still have a negative impact on our profit margins.

The eSports industry is also becoming intensely more competitive from a tech perspective. Successful competitors of ours typically have better networking or deep integrations with game developers mainly in the US that give them a competitive edge. As these competitors have an established base of market operation, moving towards emerging markets may be their respective future strategies.

Increasing competition affects a majority of the participants in the eSports market, as users are increasingly more driven by instant gratification and gaming tools that are user friendly, while brands/organizations are interested in enhancing cost control and revenue generation.

Our operating results may fluctuate in future periods, which may adversely affect our stock price.

Our operating results have been in the past, and will continue to be, subject to quarterly and annual fluctuations as a result of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic climate. These factors include:

•	Fluctuations in demand for our products and services, especially with respect to telecommunications service providers and internet businesses, in part due to changes in the global economic climate;

•	Changes in sales and implementation cycles for our products and reduced visibility into our customers’ spending plans and associated revenue;

•	Our ability to attract and retain customers;

•	Price and product competition in the e-sports industries, which can change rapidly due to technological innovation and different business models; and

•	The overall movement toward industry consolidation among both our competitors and our customers.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these, and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability.

Although we have begun to generate revenues, we have incurred significant losses since inception. We expect to incur increased costs to implement our business plan and increase revenues, such as costs relating to expanding our subscribers’ growth.

If our revenues do not increase to offset these additional expenses, or if we experience unexpected increases in operating expenses, we will continue to incur significant losses, and will not become profitable. If we are not able to significantly increase our revenues, we will likely not be able to achieve profitability in the future.

Our operating losses and working capital deficiency raise substantial doubt about our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

Our operating losses and working capital deficiency raise substantial doubt about our ability to continue as a going concern. If we do not generate sufficient revenues, do not achieve profitability, or do not have other sources of financing for our business, we may have to curtail or cease our development plans and operations, which could cause investors to lose the entire amount of their investment.

Increasing competition within our emerging industry could have an impact on our business prospects.

The e-sports industry is the latest high growth industry on which many are looking to capitalize. Consequently, it is becoming a very competitive industry, with new competitors frequently entering the market.

These competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer and more successfully than we have been developing ours. Although we are differentiated from our competitors by focusing on emerging markets and leveraging on the mobile carrier network, increased competition may still have a negative impact on our profit margins.

The eSports industry is also becoming intensely more competitive from a tech perspective. Successful competitors of ours typically have better networking or deep integrations with game developers mainly in the US that give them a competitive edge. As these competitors have an established base of market operation, moving towards emerging markets may be their respective future strategies.

Increasing competition affects a majority of the participants in the eSports market, as users are increasingly more driven by instant gratification and gaming tools that are user friendly, while brands/organizations are interested in enhancing cost control and revenue generation.

Our operating results may fluctuate in future periods, which may adversely affect our stock price.

Our operating results have been in the past, and will continue to be, subject to quarterly and annual fluctuations as a result of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic climate. These factors include:

•	Fluctuations in demand for our products and services, especially with respect to telecommunications service providers and internet businesses, in part due to changes in the global economic climate;

•	Changes in sales and implementation cycles for our products and reduced visibility into our customers’ spending plans and associated revenue;

•	Our ability to attract and retain customers;

•	Price and product competition in the e-sports industries, which can change rapidly due to technological innovation and different business models;

•	The overall movement toward industry consolidation among both our competitors and our customers.

The markets in which we compete are intensely competitive.

The markets in which we compete are characterized by rapid change, converging technologies, and a migration to networking and communications solutions that offer relative advantages. These market factors represent a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in markets for our products and in our priorities.

Industry consolidation may lead to increase competition and may harm our operating results.

There has been a trend towards industry consolidation in our industry for several years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry, and as companies are acquired or are unable to continue operations. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. We believe that industry consolidation may result in stronger competitors that are better able to compete for customers. This could lead to more variability in our operating results and could have a material adverse effect on our business, operating results, and financial condition.

Economic conditions in certain international markets could adversely affect demand for the products we sell.

Sales of our products involve discretionary spending by consumers. Consumers are typically more likely to make discretionary purchases, including paying to participate or watch, when there are favorable economic conditions; this of course also extends to the brands, sponsors, and telecommunications partners that we plan to most leverage through Matchroom.

Consumer spending may be affected by many economic and other factors outside of the Company’s control. Some of these factors include consumer disposable income levels, consumer confidence in current and future economic conditions, levels of employment, consumer credit availability, consumer debt levels, inflation, political conditions and the effect of weather, natural disasters, public health crises, including the recent outbreak of the coronavirus (or COVID-19), and civil disturbances.

The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. These and other economic factors could adversely affect demand for our products, which may negatively impact our business, results of operations and financial condition.

The e-sports industry has historically been relatively sensitive to external pressure; potentially affected by level of prize pools, introduction of new games, consoles, and technologies that may negatively impact the demand for existing products or our pre-owned businesses.

The e-sports industry has historically been sensitive to external pressures, especially in response to the level of prize pools across recent competitions, introduction and/or retirement of game titles, consumer preferences, adoption of new technologies/platforms, and more.

These kinds of changes typically favor the most innovative and better capitalized businesses that are able to maintain their competitive edge by keeping up with the times and giving the customers what they want.

Technological advances in the delivery and types of e-sports competition, as well as changes in consumer behavior related to these new technologies, have and may continue to lower our sales.

Technological advances in the tools that facilitate an e-sports competition, as well as changes in consumer behavior related to these new technologies, have and may continue to lower our sales.

As our competitors implement more tools that can better deliver and facilitate high quality e-sports experiences, our customers may no longer choose to perform their business with us, thereby negatively impacting our sales and business performance.

If we fail to keep pace with changing industry technology and consumer preferences, we will be at a competitive disadvantage.

The interactive entertainment industry is characterized by swiftly changing technology, evolving industry standards, frequent new and enhanced product introductions, rapidly changing consumer preferences and product obsolescence.

Games, and by association e-sports, are now played on a wide variety of mediums, including mobile phones, tablets, social networking websites, and more. This is especially true when it comes to the great exodus of serious gamers from the more traditional PC and console gaming to the newer mobile devices.

In order to continue to compete effectively in the e-sports industry, we need to respond effectively to these changes and understand their impact on our customers’ preferences. However, it may take significant time and resources to respond to these technological changes and the resulting effects on consumer behavior. Our business and results of operations may be negatively impacted if we fail to keep pace with these changes.

As a seller of certain consumer products, we are subject to various federal, state, local, and international laws, regulations, and statutes.

While we take steps to comply with these laws, there can be no assurance that we will be in total compliance, and failure to comply with these laws could result in litigation, regulatory action and penalties which could have a negative impact on our business, financial condition, and results of operations. In addition, our partners and stakeholders might not adhere to the necessary policies, rendering our business susceptible to legal lawsuits which can severely impact our profitability.

Failure to attract and retain executive officers and other key personnel could materially adversely affect our financial performance.

Our success depends upon our ability to attract, motivate, and retain a highly trained and engaged workforce, including key executives, management and skilled merchandising, marketing, financial, and administrative personnel. In addition, the turnover rate in the industry is relatively high, and there is an ongoing need to recruit and train new employees.

Factors that affect our ability to maintain sufficient numbers of qualified employees include employee morale, our reputation, unemployment rates, competition from other employers and our ability to offer appropriate compensation packages. Our inability to recruit a sufficient number of qualified individuals or our failure to retain key executive officers and other employees in the future may have a negative impact on our business and results of operations.

The market price of our common stock is volatile and may continue to fluctuate significantly, which could result in substantial losses for stockholders.

The market price of our common stock has been, and may continue to be, subject to significant fluctuations. Among the factors that may cause the market price of our common stock to fluctuate are the risks described in this “Risk Factors” section and other factors, including:

•	fluctuations in our operating results or the operating results of our competitors;
•	changes in estimates of our financial results or recommendations by securities analysts;
•	variance in our financial performance from the expectations of securities analysts;
•	changes in the estimates of the future size and growth rate of our markets;
•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results;
•	conditions and trends in the markets we currently serve or which we intend to target with our product candidates;
•	changes in general economic, industry and market conditions;
•	the impact of the COVID-19 impact, including the magnitude, severity, duration, and uncertainty of the downturn in the domestic and global economies and financial markets;
•	success of competitive products and services;
•	changes in market valuations or earnings of our competitors;
•	announcements of significant new products, contracts, acquisitions or strategic alliances by us or our competitors;
•	our continuing ability to list our securities on an established market or exchange;
•	the timing and outcome of regulatory reviews and approvals of our products;
•	the commencement or outcome of litigation involving our company, our general industry or both;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	actual or expected sales of our common stock by the holders of our common stock; and
•	the trading volume of our common stock.

In addition, the financial markets may experience a loss of investor confidence or otherwise experience continued volatility and deterioration due to the COVID-19 pandemic. A loss of investor confidence may result in extreme price and volume fluctuations in our common stock that are unrelated or disproportionate to the operating performance of our business, our financial condition, or results of operations, which may materially harm the market price of our common stock and result in substantial losses for stockholders.

Future sales of our common stock could cause dilution, and the sale of such common stock, or the perception that such sales may occur, could cause the price of our stock to decline.

Sales of additional shares of our common stock, as well as securities convertible into or exercisable for common stock, could result in substantial dilution to our stockholders and cause the market price of our common stock to decline. An aggregate of 151,096,262 shares of common stock were outstanding as of August 4, 2023. There are no outstanding options or warrants to purchase shares of our common stock. A substantial majority of the outstanding shares of our common stock are freely tradable without restriction or further registration under the Securities Act.

We may sell additional shares of common stock, as well as securities convertible into or exercisable for common stock, in subsequent public or private offerings. We may also issue additional shares of common stock, as well as securities convertible into or exercisable for common stock, to finance future acquisitions. We will need to raise additional capital in order to initiate or complete additional development activities for all of our product candidates, or to pursue additional disease indications for our product candidates, and this may require us to issue a substantial amount of securities (including common stock as well as securities convertible into or exercisable for common stock). There can be no assurance that our capital raising efforts will be able to attract the capital needed to execute on our business plan and sustain our operations. Moreover, we cannot predict the size of future issuances of our common stock, as well as securities convertible into or exercisable for common stock, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common stock. Sales of substantial amounts of our common stock, as well as securities convertible into or exercisable for common stock, including shares issued in connection with an acquisition or securing funds to complete any clinical trial plans, or the perception that such sales could occur, may result in substantial dilution and may adversely affect prevailing market prices for our common stock.

Regulation of penny stocks.

The SEC has adopted a number of rules to regulate "penny stocks." Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, other than a security registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security are provided by the exchange or system), the rules would apply to the Company and to its securities. The SEC has adopted Rule 15g-9 which established sales practice requirements for certain low-price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (A) the broker or dealer is required to provide the person with the written statement and (B) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement.

It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the "penny stock" and information on the limited market. Shareholders should be aware that, according to SEC Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include: (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid ask differential and markups by selling brokerdealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

Item 4: Information on the Company

A.	History and development on the Company

Corporate History and Structure

Prior to the acquisition of our wholly owned subsidiary as described below, our main business consisted of the manufacture and sale of a Breath Alcohol Ignition Interlock Device (BAIID) we developed known as the BDI-747 Ignition Interlock Device (the “BDI-747/1”), which is a mechanism that is installed on the steering column of an automobile and into which a driver exhales prior to starting their vehicle. The device in turn provides a blood-alcohol concentration analysis. If the driver’s blood-alcohol content is higher than a certain pre-programmed limit, the device prevents the ignition from engaging and the automobile from starting. These devices are often required for use by DUI or DWI (“driving under the influence” or “driving while intoxicated”) offenders as part of a mandatory court or motor vehicle department program.

Shortly after changing our business focus towards the eSports industry, which we regard as a potentially high growth and profitable industry, we identified certain opportunities to engage in the business related to e-sports in Southeast Asia, which has seen high growth over the last 3 years, and determined that we should pursue that business opportunity. We entered into negotiations with Leet Technology Limited (“LTL”), and have closed that acquisition as of November 18, 2020.

On January 11, 2023, Leet Technology Inc., a U.S. domestic corporation, completed a merger with Leet Inc., a company incorporated in the British Virgin Islands. As a result of the merger, Leet Inc. became the surviving entity and successor issuer under Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the Company qualified as a foreign private issuer under SEC rules. On April 29, 2025, the Financial Industry Regulatory Authority (FINRA) approved the Company’s request for corporate action, including a change to its reporting status and related disclosures. Accordingly, effective as of that date, the Company transitioned to the reporting regime applicable to foreign private issuers under the Exchange Act. Subsequent to this transition, the Company will furnish interim disclosures on Form 6-K and file its annual reports on Form 20-F in accordance with applicable SEC requirements

Currently, the Company is a holding company and has no principal business other than LTL’s business. As a result of the closing of the Share Exchange Agreement (“SEA”), LTL is a wholly-owned subsidiary of the Company which operates an eSports platform in Malaysia. All references to Company herein include its operating subsidiary LTL, Leet Entertainment Group Limited, and Leet Entertainment Sdn. Bhd. unless otherwise noted.

We are a technology company developing and operating platforms focused on eSports. We operate a community eSport gaming platform called Matchroom.net, which was launched in January 2019 and aims to cover a wide range of gaming and digital entertainment services catering to the Asia Pacific community.

Corporate Information

Our principal executive office is located at 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya, 46000 Selangor and our phone number is +603-7783 1636. Our registered office in the BVI is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. We maintain a corporate website at https://myleet.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is GlobalOne Filings, Inc.

We do not currently have any investment or interests in any real estate, nor do we have investments or an interest in any real estate mortgages or securities of persons engaged in real estate activities.

We were incorporated under the name Jam Run Acquisition Corporation on July 2, 2013 in the State of Delaware. From inception through early February 2014, we were a blank check company and qualified as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act which became law in April, 2012, with a business plan of entering into a transaction with a foreign or domestic private company in order for that company to become a reporting company as part of the process toward the public trading of its stock. We ceased being a shell company upon the filing of our Form 8-K on November 18, 2020.

B.	Business Overview

Overview

We are a technology company developing and operating platforms focused on eSports. We operate a community eSport gaming platform called Matchroom.net, which was launched in January 2019 and aims to cover a wide range of gaming and digital entertainment services catering to the Asia Pacific community.

Esports Industry and Segment

Definition of eSports:

Esports (also known as electronic sports, e-sports, or eSports is a form of sport competition using video games. Esports often takes the form of organized, multiplayer video game competitions, particularly between professional players, individually or as teams. Although organized competitions have long been a part of video game culture, these were largely between amateurs until the late 2000s, when participation by professional gamers and spectatorship in these events through live streaming saw a large surge in popularity. By the 2010s, esports was a significant factor in the video game industry, with many game developers actively designing and providing funding for tournaments and other events.

Growth of eSports:

The eSports industry is expected to grow rapidly in the coming years. The majority of these revenues come from sponsorships and advertising, and the rest from media rights, publisher fees, merchandise and tickets, digital and streaming.

Our Product Portfolio

MAVERICK is a modular-based white label platform. Through our proprietary technology, we offer white-label solutions to our Information & Communications Technology (“ICT”) partners and Over The Top (“OTT”) companies by enhancing their brands to better engage, retain and monetize their user base. Our white label service allows brands & businesses to better engage, retain, and generate additional income streams from their clientele base. Each platform is fully customizable, highly localizable and easily integrated onto your existing applications or platforms. We assist and provide support to brands and businesses in their daily operations and scaling. We manage the platform behind-the-scenes, leveraging on our experience and expertise.

Matchroom is our flagship product. It was first released to the public in January 2019 as the pioneering and premier eSports platform in Malaysia. Today, it is quickly expanding to many South and Southeast Asian nations through strategic partnerships

Our Focus and Strategy

Even while the market for potential customer growth is there, the telecommunication industry (“telco”) has been seeing stagnant revenue growth and shrinking margins. The telcos have built the expensive infrastructure for streaming, but it has the technology companies such as the OTT service companies that have been monetizing the network. OTTs are online mobile applications that are typically provided by third parties through app stores and often consume significant mobile network bandwidth. With billions of users, OTT services already have huge scale and still have further growth potential. In recent years, there has been a boom in OTT media services (Netflix, Amazon Prime, Skype, etc.) that have found effective ways to operate on top of the telco infrastructure, streaming content or providing VoIP services to end consumers (Source: https://www.visualcapitalist.com/telcos-gaming-rise-esports/). Although telcos arguably missed the boat on video streaming, voice, and messaging, there is now an emerging segment that could help fill the gap. The rising popularity of eSports has been identified as the multi-billion dollar industry that provides telcos a much-needed growth area to better monetize their infrastructure.

Already worth over $1 billion, the eSports market is projected by experts to triple by 2025 (Source: https://www.visualcapitalist.com/telcos-gaming-rise-esports/). An important feature for an enjoyable gaming experience is the need for speed, which telcos are uniquely positioned to provide, especially with the advent of edge computer technology and 5G. A sophisticated edge computing system will be able to detect where each player is located, while creating a server in an optimal location that provides all the players with the same high bandwidth, low latency, and experience. By leveraging technology that enables edge computing at scale, forward-looking telcos can take gamers to where they want to go – and with plenty of value-adds.

Accordingly, we have decided to dedicate our initial focus and growth strategy in partnering with telcos to provide a fast end-to-end branded eSports solution at competitive costs to increase monetization and drive data usage. With OTT operators, we hope to partner with them to offer value-added services on their platforms to increase usability and more avenues for revenue. Finally, we offer a quick and cost-effective online gaming solution and online gaming hosting service on Matchroom.net in concert with tournament, event organizers and brand promoters.

Market, Customer and Distribution Methods

Our focus in regards of target markets encompasses the emerging markets (South East Asia, Middle East, and South Asia) in terms of geography, and users between the ages of 17 – 35. As most of these markets are mobile centric, our focus is mainly towards mobile e-sport tournaments. As such, we also focus on working with mobile network operators in our target markets, as they have direct access to their mobile subscribers, which are our target audience as well.

Sales and Marketing

Our sales strategy is geared towards a subscription model, at which users subscribe to a tournament pass that allows them to participate in a series of tournaments which has prize pools and benefits. Our partnerships with mobile network operators extend our payment reach through direct carrier billings with the mobile network operators in the respective countries in which we work.

By building up the community of e-sports players, brands can sponsor some of these prize pools by offering product ad placements, sampling and giveaways. This will be further amplified by offerings of ecommerce opportunities for brands to sell their product on our platform.

Our marketing strategy revolves around digital marketing through social media, brand marketing, influencer marketing and working with mobile carriers to co-promote our tournaments.

Competition

Currently, most of our competitors are localized in the markets where we penetrated. So far, most if not all our competitors focus on one area only. Either they are end user platform or a white label platform.

For Matchroom, we have more competitors but mainly localized to the country they reside in. We have Yamisok in Indonesia, ESPL in Singapore, MESF in Malaysia and Mogul.gg out of Australia. Due to language barriers, payments and differences in cultures, large competitors tend to look at the home countries to build their brand and partners.

For white label services, we have two main competitors which is Technineer (telco focused) in Malaysia and Goama (OTT focused) in Singapore that has been whitelabelling either an esports or an arcade platform for both Telco and OTT operators. The white label platform services remain a niche sector as of now as it is often a slow and tedious process of onboarding with telco and payment terms of being 90 days. For most companies this is a deterrent to enter. However, this is still a race as once you are onboarded, you tend to be operating with the telco over a long period of time.

Business Plan

Throughout 2021 we saw most countries and economies still dealing with the Covid-19 pandemic with new strains of the Throughout 2021 we saw most countries and economies still dealing with the Covid-19 pandemic with new strains of the virus keeping travel and restrictions in place. With on-ground events halted, the eSports industry shifted heavily onto the online space. Online viewership has increase significantly alongside with the growth of the internet penetrations namely 5G Mobile networks and higher internet data consumption. This led to many Telco operators looking at capitalizing on these growths with increased interest in the esports sector.

In February of 2022, we launched our white label partnership with Smart Communications which is the largest telco operator in Philippines. In June 2022, we launched our white label partnership with the Axiata Group in Bangladesh, Cambodia, Indonesia & Malaysia.

In 2023, we improved our white label partnership with Smart Communications by enhancing the white label platform, Giga Arena and introducing new esports and arcade games. In June 2023, we launched our white label partnership with Robi Axiata.

In 2024 we will continue to focus on a B2B (Business to Business) model with mobile network operators within Southeast Asia, South Asia and other continents to extend our platform’s (Maverick) product offerings via a white label model, of which our telco subscribers will subscribe to a data package that offers a tournament pass or ticket granting users to compete in a series of tournaments on the platform.

In 2025, we intend continue focussing on the B2B model within Southeast Asia, South Asia and other continents to extend our Maverick product offerings.

Maverick is a rebrand of our whitelabel product offering a scalable and modular gaming platform solution to Telco and OTT providers giving them an extensive choice of various features and monetization modules which would fit their subscribers and market demography. Matchroom will continue to focus on providing esports managed services to our partners through these telco partnerships.

The Company will focus on delivering an integrated end-to-end gaming platform to the markets through the following:

1)	Continuous development and enhancements of our white label product, Maverick, with the latest and relevant features and functionalities. With the modular-approach, our telco partners is able to select the features and best suited business model for their respective markets.

2)	Focus on providing business, technical and operations managed services to our telco partners to ensure professional level of tournament and platform management while working hand in hand with our telco on marketing the platform to their users.

3)	Build further revenue enhancements feature as part of the platform such as onboarding of games, ecommerce, and content to further drive new/incremental revenue stream, and user engagement within the platform increasing its retention capability of the gaming platform for our telco partners.

Based on our current roadmap, we intend to cover Southeast Asia, and parts of South Asia, namely Malaysia, Philippines, Indonesia, Bangladesh, Sri Lanka and Cambodia within the next 5 months. The following 24 months in 2024 to 2025 will see us incorporating Vietnam, Nepal, Middle East, and African markets into our platform.

To cater to our expansion, our platform roadmap also focuses on several priorities:

1)	Enhancement of our current platform to enable deep linking with mobile carriers.
2)	Launch of a redemption and ecommerce platform.
3)	Enhancements of our current esports tools and services.
4)	Gamifications and user experience enhancements.
5)	Multi language and geographical-led content management.
6)	Software development kits (SDK) for better onboarding of game developers and tournament operators.
7)	Customer engagement and community management tools for better customer experience.

We will also need to recruit computer gaming employees and consultants, and executives that will lead localized teams across the region, especially in Philippines, Indonesia, and South Asia where there is a distinct local culture that calls for localization of content in that particular country. We also expect to expand our development and operations team to cater to more tournaments including automations, data mining, customer retentions & userbase including monetization strategies.

We expect our revenues to grow in 2025 onwards, especially through our mobile carrier partnerships as well as our subscription model which is expected to in line with our user growth and platform deliverables.

Employees

As of December 31, 2022, we have approximately 14 full time employees based in Malaysia, 3 full time employees based in Vietnam, 6 full time employees based in the Philippines, and 3 full time employees based in Indonesia. We have never experienced a work stoppage.

As of December 31, 2023, we have approximately 5 full time employees based in Malaysia, 3 full time employees based in Vietnam, 6 full time employees based in the Philippines, and 3 full time employees based in Indonesia. We have never experienced a work stoppage.

As of December 31, 2024, we have approximately 4 full time employees based in Malaysia, 3 full time employees based in Vietnam and 1 full time employees based in Indonesia. We have never experienced a work stoppage.

Description of Properties

Our principal executive offices under lease are located at 805, 8th Floor, Menara Mutiara Majestic, 15 Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Our telephone number is +603 7783 1636. We have no present intention of acquiring other facilities during our development stage.

We do not currently have any investment or interests in any real estate, nor do we have investments or an interest in any real estate mortgages or securities of persons engaged in real estate activities.

We were incorporated under the name Jam Run Acquisition Corporation on July 2, 2013 in the State of Delaware. From inception through early February 2014, we were a blank check company and qualified as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act which became law in April, 2012, with a business plan of entering into a transaction with a foreign or domestic private company in order for that company to become a reporting company as part of the process toward the public trading of its stock. We ceased being a shell company upon the filing of our Form 8-K on November 18, 2020.

Available Information

We are a fully reporting issuer, subject to the Securities Exchange Act of 1934. Our Quarterly Reports, Annual Reports, and other filings can be obtained from the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

Government Regulations

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies in any jurisdiction in which we conduct our current business. As of now, there are no additional required government approvals which we must obtain.

C.	Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this Report:

Name	Place of Formation	Relationship
Leet Entertainment Sdn. Bhd.	Malaysia	Wholly owned subsidiary, our Malaysia subsidiary
Leet Technology (BD) Ltd.	Bangladesh	80% owned subsidiary, our Bangladesh subsidiary

D.	Property, Plant and Equipment

See “—B. Business Overview — Description of Properties

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this Report. This Report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3 Key Information — D. Risk Factors” in this Report. We caution you that our businesses and financial performance are subject to substantial risks, changes and uncertainties.

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2024, December 31, 2023 and December 31, 2022

Results of Operations

	Years ended December 31,
	2024	2023	2022

Revenues	$715,288	$317,413	$151,977

Cost of revenue	(573,932)	(643,316)	(927,194)
Gross profit (loss)	141,356	(325,903)	(775,217)

Operating expenses:
Research and development	(35,985)	26,373	(36,287)
General and administrative	(493,155)	(1,213,173)	(1,691,688)
Total operating expenses	(529,140)	(1,186,800)	(1,727,975)

Other income (expense):
Changes in fair value of derivative liability	–	–	1,575
Common stock cancellation	–	–	300,000
Cybersecurity service income	101	66,930	18,609
Loss on settlement with related parties	–	–	(471,860)
Foreign exchange gain	1,556	64,948	–
Loss on early redemption of convertible promissory note	–	(28,340)	–
Impairment of other receivable	–	(1,301)	–
Interest expense	–	(5,546)	(2,609)
Written off of accounts receivable	–	(32,035)	–
Sundry income	365,254	44,600	4,548
	366,911	109,256	(149,737)

Loss before income taxes	(20,873)	(1,403,447)	(2,652,929)

Income tax expense	(21)	–	–

NET LOSS	$(20,894)	$(1,403,447)	$(2,652,929)

Revenues

All of our major customers are located in Malaysia, India, Cambodia, and Philippines.

Revenue increased by 125.3% to $715,288 for the year ended December 31, 2024, from $317,413 for the year ended December 31, 2023. The increase in revenue is mainly attributed by our white label project entered with Smart Communications, Inc., a large telecommunication provider in the Philippines and revenue of matchroom Mini-app solutions.

Revenue increased by 108.9% to $317,413 for the year ended December 31, 2023, from $151,977 for the year ended December 31, 2022. The increase in revenue is mainly attributed by our white label project entered with Smart Communications, Inc., a large telecommunication provider in the Philippines and revenue of matchroom Mini-app solutions.

Cost of Revenues

Cost of revenue decreased by 10.8% to $573,932 for the year ended December 31, 2024, from $643,316 for the year ended December 31, 2023. The decrease in cost of revenue is due to the decrease in rental of platform server cost, network bandwidth expenses, direct labour costs.

Cost of revenue decreased by 30.6% to $643,316 for the year ended December 31, 2023, from $927,194 for the year ended December 31, 2022. The decrease in cost of revenue is due to the decrease in rental of platform server cost, network bandwidth expenses, direct labor costs, amortization of capitalized development.

Gross Profit

Gross profit $141,356 for the 2024 Fiscal Year as compared to the gross loss of $325,903 for the 2023 Fiscal Year. The increase in gross profit was in like with the increase in revenue and decrease in cost of revenues from the 2024 Fiscal Year to the 2023 Fiscal Year.

Gross loss was $325,903 and $775,217 for the 2023 Fiscal Year and 2022 Fiscal Year respectively. The decrease in gross loss was in like with the increase in revenue and decrease in cost of revenues from the 2023 Fiscal Year to the 2022 Fiscal Year.

Research and Development Expenses

There is no material changes to this cost for year ended December 31, 2024 as compared to year ended December 31, 2023. Research and development costs are expensed as incurred and consist of development work associated with our existing technology, customer solutions and processes. Our research and development expenses relate primarily to payroll costs for personnel, costs associated with various projects, including testing, development and other related expenses.

There is no material changes to this cost for year ended December 31, 2023 as compared to year ended December 31, 2022. Research and development costs are expensed as incurred and consist of development work associated with our existing technology, customer solutions and processes. Our research and development expenses relate primarily to payroll costs for personnel, costs associated with various projects, including testing, development and other related expenses.

General and Administrative Expenses

General and administrative expenses decreased by 59.3% to $493,155 for the year ended December 31, 2024, from $1,213,173 for the year ended December 31, 2023. The decrease in general and administrative expenses is mainly attributable from the decrease in exhibition expenses, legal and professional fees, consultancy fees and staff salaries and wages.

General and administrative expenses decreased by 28.3% to $1,213,173 for the year ended December 31, 2023, from $1,691,688 for the year ended December 31, 2022. The decrease in general and administrative expenses is mainly attributable from the decrease in exhibition expenses, legal and professional fees, and directors’ remuneration.

Income Tax Expenses

Income tax expenses were nil for the 2023 and 2022 Fiscal Years. There was income tax rebate for 2024 Fiscal Year of 21. This was primarily due to net loss incurred during all three periods.

Net loss

Net loss decreased 98.5% to $20,894 for the year ended December 31, 2024, from $1,403,447 for the year ended December 31, 2023. The decrease in net loss is mainly attributed by the increase in revenue, decrease in general and administrative expenses and cost of revenue.

Net loss decreased 47.1% to $1,403,447 for the year ended December 31, 2023, from $2,652,929 for the year ended December 31, 2022. The decrease in net loss is mainly attributed by the decrease in general and administrative expenses and cost of revenue.

B.	Liquidity and Capital Resources

Comparison for the Years ended December 31, 2024, December 31, 2023 and December 31, 2022

As of December 31, 2024, we had cash and cash equivalents of $33,248, accounts receivable of $5,357 and deposit and other receivables of $3,365. Such cash amounts and other sources of liquidity were not sufficient to support our operations in the next twelve months. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain its operations. In the absence of such financing, our business will likely fail.

As of December 31, 2023, we had cash and cash equivalents of $16,580, accounts receivable of $16,781 and deposit and other receivables of $15,036. Such cash amounts and other sources of liquidity were not sufficient to support our operations in the next twelve months. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain its operations. In the absence of such financing, our business will likely fail.

As of December 31, 2022, we had cash and cash equivalents of $36,808, accounts receivable of $156,585 and deposit and other receivables of $11,712. Such cash amounts and other sources of liquidity were not sufficient to support our operations in the next twelve months. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain its operations. In the absence of such financing, our business will likely fail.

The following table summarizes our sources and uses of cash for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Years Ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(568,370)	$(1,316,149)	$(1,873,154)
Net cash used in investing activities	$–	$(1,953)	$(11,940)
Net cash provided by financing activities	$605,518	$1,400,194	$1,892,870

Net Cash Used In Operating Activities

For the year ended December 31, 2024, net cash used in operating activities was $568,370, which consisted primarily of a net loss of $20,873, a increase in accounts receivable of $11,687, a decrease in accrued liabilities and other payables of $46,054, a decrease in account payables of $60,551, a decrease in accrued compensation of $155,146, a decrease in deferred revenue of $315,011 and offset by depreciation on plant and equipment of $29,157 and a decrease in deposit and other receivables of $11,816.

For the year ended December 31, 2023, net cash used in operating activities was $1,316,149, which consisted primarily of a net loss of $1,403,447, a decrease in accounts receivable of $28,178, an increase in deposit and other receivables of $3,826, an increase in accrued liabilities and other payables of $367,189, a decrease in account payables of $451,784 and offset by depreciation on plant and equipment of $36,755, amortization of debt discount of $2,525, non-cash financing cost of $3,020, written off of accounts receivable of $32,034, loss on early redemption of convertible promissory note of $28,340, impairment of other receivable of $1,301, a decrease in accrued compensation payable to officers and directors of $10,613, and an increase in deferred revenue of $54,177.

For the year ended December 31, 2022, net cash used in operating activities was $1,873,154, which consisted primarily of a net loss of $2,652,929, an increase in accounts receivables of $113,061, a decrease in operating lease liabilities of $4,779, common stock cancellation of $300,000, changes in fair value of derivative liability of $1,575 and offset by depreciation on plant and equipment of $31,721, non-cash financing cost of $2,609, right of use amortization of $4,817, a loss on settlement with related parties of $471,860, an decrease in deposits and other receivables of $12,027, an increase in accrued liabilities and other payables of $329,020, an increase of accounts payable of $9,139, an increase in accrued compensation payable to officers and directors of $66,810 and an increase in deferred revenue of $271,187.

We expect to continue to rely on cash generated through financing from our existing shareholders and private placements of our securities to finance our operations and future acquisitions.

Net Cash Used In Investing Activities

For the year ended December 31, 2024, no net cash was generated from investing activities.

For the year ended December 31, 2023, net cash used in investing activities was $1,953, which consisted primarily of net cash outflow from purchase of plant and equipment.

For the year ended December 31, 2022, net cash used in investing activities was $11,940, which consisted primarily of net cash outflow from purchase of plant and equipment.

Net Cash Provided By Financing Activities

For the year ended December 31, 2024, net cash generated from financing activities was $605,518 consisting primarily of advances from related parties of $475,381 and advance from directors of $130,137.

For the year ended December 31, 2023, net cash generated from financing activities was $1,400,914 consisting primarily of advances from related parties and repayment of convertible promissory note.

For the year ended December 31, 2022, net cash generated from financing activities was $1,892,870 consisting primarily of advances from related parties and proceeds from issuance of convertible note.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Going Concern Uncertainties

The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these consolidated financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has determined that certain factors raise substantial doubt about its ability to continue as a going concern for at least one year from the date of issuance of these consolidated financial statements.

As of December 31, 2024, the Company had $33,248 in cash, working capital deficit of $4,161,517 and accumulated deficit of $12,746,094. The Company incurred a continuous net loss of $20,894 during the year ended December 31, 2024. The Company believes that its current level of cash is not sufficient to fund its operations and obligations without additional financing.

The continuation of the Company as a going concern through December 31, 2024, is dependent upon the continued financial support from its stockholders and related parties. The Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations for one year from the date of the filing of the financial statements.

As of December 31, 2023, the Company had $16,580 in cash, working capital deficit of $4,027,715 and accumulated deficit of $12,354,229. The Company incurred a continuous net loss of $1,403,447 during the year ended December 31, 2023. The Company believes that its current level of cash is not sufficient to fund its operations and obligations without additional financing.

The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from its stockholders and related parties. The Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations for one year from the date of the filing of the financial statements.

As of December 31, 2022, the Company had $36,808 in cash, working capital deficit of $2,655,039 and accumulated deficit of $10,578,195. The Company incurred a continuous net loss of $2,652,929 during the year ended December 31, 2022. The Company believes that its current level of cash is not sufficient to fund its operations and obligations without additional financing. In addition, with respect to the ongoing and evolving coronavirus (Covid-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international economies and global trades and if repercussions of the outbreak are prolonged, could have a significant adverse impact on the Company’s business.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

C.	Research, Development, patents, licenses, etc.

We are committed to ongoing innovation and product development to maintain our competitive advantage and meet the evolving needs of our customers. Our research and development (R&D) activities are focused on developing new products and services and improving operational efficiencies of current products.

During the fiscal years ended December 31, 2024, 2023 and 2022, we maintained consistent investment in R&D activities across key business areas. Our R&D policies emphasize:

•	Allocation of resources to strategic development projects aligned with our long-term growth initiatives;
•	Collaboration with third-party research institutions, universities, and technology partners where appropriate;
•	Protection and management of intellectual property resulting from R&D activities; and
•	Alignment of R&D investments with customer feedback, emerging market trends, and technological advancements.

We believe that sustained investment in R&D is critical to our future growth and to meeting our customers’ evolving needs. We continuously evaluate our R&D initiatives to ensure that resources are prioritized toward high-impact business units with strong commercial potential or strategic importance.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the presentation of our financial condition and results of operations and require management's subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. We believe the following accounting policies are critical in the preparation of our financial statements.

Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of estimates and assumptions

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the periods reported. Actual results may differ from these estimates.

Revenue recognition

The revenue of the Company is currently generated from the provision of white label solutions and esports event management and team services. The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606 – Revenue from Contracts with Customers (“ASC 606”) when control of a product or service is transferred to a customer.

Under ASC 606, a performance obligation is a promise within a contract to transfer a distinct good or service, or a series of distinct goods and services, to a customer. Revenue is recognized when performance obligations are satisfied and the customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for goods or services. Under the standard, a contract’s transaction price is allocated to each distinct performance obligation. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth information regarding our executive officers and directors as of 2024.

Name	Position Held with the Company	Age	Date First Elected or Appointed
Dai, SONG	Director	63	October 23, 2020
Dai, SONG	Interim Chief Executive Officer	63	June 7, 2023
Jayaisvaran Muruhan	Interim Chief Financial Officer	33	June 19, 2023
Ganesha Karuppiaya	Independent Director	42	July 29, 2021
Daniel Pacheco	Chief Technology Officer	31	November 17, 2021

The following table sets forth information regarding our executive officers and directors as of 2023.

Name	Position Held with the Company	Age	Date First Elected or Appointed
Dai, SONG	Director	63	October 23, 2020
Dai, SONG	Interim Chief Executive Officer	63	June 7, 2023
Jayaisvaran Muruhan	Interim Chief Financial Officer	33	June 19, 2023
Ganesha Karuppiaya	Independent Director	42	July 29, 2021
Elaine Binti Lockman	Non-Executive Director	55	August 23, 2021
Daniel Pacheco	Chief Technology Officer	31	November 17, 2021

The following table sets forth information regarding our executive officers and directors as of the date of 2022.

Name	Position Held with the Company	Age	Date First Elected or Appointed
Dai, SONG	Director	63	October 23, 2020
Dai, SONG	Interim Chief Executive Officer	63	June 7, 2023
Jayaisvaran Muruhan	Interim Chief Financial Officer	33	June 19, 2023
Ganesha Karuppiaya	Independent Director	42	July 29, 2021
Elaine Binti Lockman	Non-Executive Director	55	August 23, 2021
Daniel Pacheco	Chief Technology Officer	31	November 17, 2021

Executive Officers

DAI, SONG-Director & Interim CEO

Dai SONG has served as Director of Bru-Haas, a licensed Telecom Operator in Brunei since 2004 and Malaysia since 1998. He began his career at State Street Bank & Trust in Boston (1984-1986) handling custody services for Institutional Liquid Assets – Goldman Sachs.

From 1986 onwards, Mr. Song worked in Institutional Real Estate Development & Management in the Boston area.

In 1991, he returned to Malaysia and was a consultant for Arthur Andersen & Co. He left to form private companies in the telecoms and IT sectors. As a serial entrepreneur, in 1997, Mr. Song started Bru-Haas as a Telecom Wholesale Provider and has since expanded the network to North Asia, America, Middle East, and Africa.

In 2013, as part of a Joint Venture between Brunei International Gateway Sdn. Bhd. (now Unified National Networks) and Bru-Haas (B) Sdn Bhd, Mr. Dai SONG was the Managing Director of BIG Singapore working with the consortium submarine cable networks of Asia America Gateway, South East Asia Japan Cable System as part of Brunei representation. The consortium members include SingTel, Google, Telstra, Telekom Malaysia, China Telecom, Bharti, China Mobile, PLDT, and other carriers.

In 2020, he co-founded Leet Technology Limited (“LTL”) together with Mr. Ding Jung LONG to venture into eSports and social gaming which he strongly believes is a key driver to increase growth in data consumption as part of the overall mobile growth.

Mr. Song received his Bachelor of Science Management (Finance and Accounting) in 1984 from the University of Massachusetts-Boston.

We believe that Mr. Song brings to the Board his deep telecom, finance, and business experience in the South East Asia region.

JAYAISVARAN MURUHAN-Interim CFO

Effective June 19, 2023, Leet Technology Inc. Company’s Board of Directors (the “Board”) appointed Mr. Jayaisvaran A/L Muruhan to serve as Interim Chief Financial Officer, while the Board evaluates an expanded pool of candidates for the permanent position.

Mr. Jayaisvaran has 8 years of practical experience in the accounting field for financial reporting and analysis, prepared budgets and forecasts, and financial planning. He holds Bachelor of Accounting and Finance from Multimedia University, Cyberjaya, Malaysia.

GANESHA KARUPPIAYA-Independent Director

Mr. Karuppiaya began his career as a Senior Software Engineer, developing web and networking applications. After about 2 years, he joined Bru-Haas (M) Sdn Bhd as a Technical Consultant/Presales Engineer in 2007, supporting the company's telecommunications business functions, from pre-sales to the provision and after-sales support.

During the newly introduced vertical, Ganesha took on an additional role to lead the early RADTRIX Application Development and Integration with Clicque Technology Sdn Bhd, working with Teleradiology clients to lead the team designing, preparing, and integrating the platform with existing Hospitality Information and Radiology Information Systems. He currently leads the technical and application team to further improve and develop RADTRIX.

In 2017, he joined LTL as a Chief Technology Officer (“CTO”) to spearhead the development of LTL’s platform, and has since managed both external and internal development teams, looked into new technologies and automations. On July 29, 2021, he was appointed to the Board of Directors as Independent Director. He resigned as a CTO on July 29, 2021.

Ganesha earned a Bachelor of Science degree in Computer Science from Coventry University, England in 2005.

DANIEL PACHECO - CTO

Mr. Pacheco’s career in Software Development began in 2014. As a Software Engineer, he was involved in all stages of the software development life cycle to design and implement customer management solutions. In 2017, he joined Xendity, a fintech start-up and e-KYC solution provider as a software engineer. He helped build the core functionality of the fraud-detection system using machine learning models and algorithms. He continuously improved Xendity’s fraud-detection system, while establishing an Artificial Intelligence Department. Mr. Pacheco has overseen the growth of Xendity, which was acquired in 2021 by a renown Malaysian publicly listed company, Green Packet Sdn. Bhd.

He graduated with First-class Honors in Computer Science from Birmingham City University, England in 2017, has participated in over 30 programming contests and won various awards from across Europe.

ELAINE BINTI LOCKMAN – Non-Executive Director

Ms. Lockman has extensive experience in government-linked organizations and start-up businesses, specifically in the areas of management and operations, business strategy, business development, stakeholders relationship management (government, corporates & influencers), branding, marketing and corporate communications. She is the CEO and Co-founder of Ata Plus, an Equity Crowdfunding online platform. Previously, she has worked with The iAGroup, One Big Idea, MSC Management Services, E&E Good Works, Green Science, Media Shoppe, Packet One Networks, Digi, Gyro, Malaysia Debt Ventures, Globalb2b2c, iPerinitis, MDEC, Petronas.

Ms. Lockman is a non-Executive Director on the board of Reservoir Link Berhad, a company listed on the ACE Market of Bursa Malaysia, as well as Daya Materials Berhad, a company listed on the Main Board of Bursa Malaysia. She was also on the Board of Western Union Payments Malaysia from 2012 till 2019, while being actively involved in the start-up community, advising entrepreneurs in funding, strategy and operations.

Ms. Lockman has an MSc in Operational Research and BSc in Actuarial Science from the London School of Economics.

Election of Officers

Our executive officers are appointed by and serve at the discretion of the Board.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	Other than the involuntary bankruptcy proceeding mentioned herein, no bankruptcy petition has been filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.	being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

B.	Compensation

Executive Compensation

The following table sets forth the amount of compensation, including stock-based compensation, that was paid, earned and/or accrued during the fiscal year ended December 31, 2024, to each of our officers and directors above.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Dai, Song (CEO and director)	2024	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Ganesha Karuppiaya (Independent Director)	2024	13,123	-0-	-0-	-0-	-0-	-0-	-0-	13,165

(1)	Mr. Dai, Song was appointed as director and CEO and CFO on October 23, 2020 and resigned as CEO and CFO on November 18, 2020.

(2)	On July 29, 2021, Mr. Ganesha Karuppiaya was appointed to the Board of Directors as Independent Director. He resigned as a Chief Technology Officer on July 29, 2021.

The following table sets forth the amount of compensation, including stock-based compensation, that was paid, earned and/or accrued during the fiscal year ended December 31, 2023, to each of our officers and directors above.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Ding Jung, Long (CEO)	2023	23,339	-0-	-0-	-0-	-0-	-0-	-0-	23,339

Kamal Hamidon (CFO)	2023	17,115	-0-	-0-	-0-	-0-	-0-	-0-	17,115

Dai, Song (CEO and director)	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Ganesha Karuppiaya (Independent Director)	2023	13,165	-0-	-0-	-0-	-0-	-0-	-0-	13,165

Elain Binti Lockman (Non-Executive Director)	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Daniel Pachecho (CFO)	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

David Haridim (CEO, CFO and Secretary)	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Ding Jung, Long was appointed as CEO on November 18, 2020.

(2)	Mr. Dai, Song was appointed as director and CEO and CFO on October 23, 2020 and resigned as CEO and CFO on November 18, 2020.

(3)	On July 29, 2021, Mr. Ganesha Karuppiaya was appointed to the Board of Directors as Independent Director. He resigned as a Chief Technology Officer on July 29, 2021.

(4)	On August 23, 2021, Ms. Elain Binti Lockman was appointed to the Board of Directors.

(5)	Mr. Daniel Pacheco was appointed as interim Chief Technology Officer. On November 17, 2021, the Company appointed Mr. Pacheco as permanent Chief Technology Officer.

(6)	On January 2, 2019, Mr. David Haridim, the principal of Doheny Group, LLC, was appointed to our Board of Directors and as our sole executive officer. Since his appointment neither he not Doheny Group, LLC has received any compensation from us as salary, royalties, stock or otherwise. He resigned as CEO effective October 23, 2020.

The following table sets forth the amount of compensation, including stock-based compensation, that was paid, earned and/or accrued during the fiscal year ended December 31, 2022, to each of our officers and directors above.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Ding Jung, Long (CEO)	2022	81,438	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Kamal Hamidon (CFO)	2022	49,085	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Dai, Song (CEO and drector)	2022	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Ganesha Karuppiaya (Independent Director)	2022	13,635	-0-	-0-	-0-	-0-	-0-	-0-	13,635

Elain Binti Lockman (Non-Executive Director)	2022	4,474	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Daniel Pachecho (CFO)	2022	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

David Haridim (CEO, CFO and Secretary)	2022	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Ding Jung, Long was appointed as CEO on November 18, 2020.

(2)	Mr. Dai, Song was appointed as director and CEO and CFO on October 23, 2020 and resgned as CEO and CFO on November 18, 2020.

(3)	On July 29, 2021, Mr. Ganesha Karuppiaya was appointed to the Board of Directors as Independent Director. He resigned as a Chief Technology Officer on July 29, 2021.

(4)	On August 23, 2021, Ms. Elain Binti Lockman was appointed to the Board of Directors.

(5)	Mr. Daniel Pacheco was appointed as interim Chief Technology Officer. On November 17, 2021, the Company appointed Mr. Pacheco as permanent Chief Technology Officer.

(6)	On January 2, 2019, Mr. David Haridim, the principal of Doheny Group, LLC, was appointed to our Board of Directors and as our sole executive officer. Since his appointment neither he not Doheny Group, LLC has received any compensation from us as salary, royalties, stock or otherwise. He resigned as CEO effective October 23, 2020.

C.	Board Practices

Board of Directors

As of December 31, 2024, our Board of Directors consisted of Song Dai and Ganesha Karuppiaya. As of December 31, 2024, we did not have any directors that qualified as “independent directors” as the term is used in NASDAQ rule 5605(a)(2).

As of December 31, 2023, our Board of Directors consisted of Song Dai, Ganesha Karuppiaya and Elain Lockman. As of December 31, 2023, we did not have any directors that qualified as “independent directors” as the term is used in NASDAQ rule 5605(a)(2).

As of December 31, 2022, our Board of Directors consisted of Song Dai, Ganesha Karuppiaya and Elain Lockman. As of December 31, 2022, we did not have any directors that qualified as “independent directors” as the term is used in NASDAQ rule 5605(a)(2).

Duties of Directors

Under BVI law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our M&A or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others but not limited to:

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	maintaining or registering a register of mortgages, charges, or other encumbrances of the company;

•	authorizing the payment of donations to religious, charitable, public, or other bodies, clubs, funds, or associations as deemed advisable; and

•	executing checks, promissory notes, and other negotiable instruments on behalf of the company.

A director must immediately disclose the interest to all other directors after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company. Subject to compliance with the BVI Act, a director shall not, by reason of that director’s office, be accountable to the Company for any remuneration, profit or other benefit derived, or resulting, from derived from such transaction and no such transaction shall be liable to be avoided on the grounds that a director has an interest in it or derives any remuneration, profit or other benefit from it.

A disclosure is only made when it is brought to the attention of every director. The disclosure by a director that they are a member, director, officer or trustee of another named entity or other individual, or has a fiduciary relationship with respect to the entity or individual, and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure of interest, be entered into with the Company or that director, is a sufficient disclosure of interest in relation to that transaction.

Terms of Directors and Executive Officers

Our directors hold office until the next annual meeting or until their successors have been elected and qualified, or until they resign or are removed. Our board of directors appoints our officers, and our officers hold office until their successors are chosen and qualify, or until their resignation or their removal.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification

We have entered into employment agreements with each of the named executive officers named in this Report. Under these employment agreements, each of the named executive officers is employed for a specified time period and is entitled to receive monthly salary plus other remuneration, employment provident funds and other benefits pursuant to Malaysia law. We and the named executive officers may terminate the employment upon mutual agreement. The named executive officers may terminate the employment by giving six months advance written notice. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses to the Company, damaging the Company’s image through defamation or disseminating rumors about the Company or its employees outside the Company. We may also terminate the employment for cause, with thirty days advance written notice and one month’s salary, for certain acts of the executive officer, such as illness, non-work related injury resulting in inability to work in the previous position or a newly assigned position after recovery, and inability to perform the assigned work and failure to perform the assigned tasks even after training or adjustment of position. The employment agreements will be terminated upon (1) expiry of the employment, (2) meet the official retirement age of Malaysia, (3) the death of the named executive officers, (4) the bankruptcy of the Company pursuant to law, and (5) revocation of the Company’s business license, shutdown of the business pursuant to the order issued by the relevant authority, or earlier dissolution of the Company.

Article Fourteen of our Articles of Incorporation provides that, to the fullest extent permitted by law, no director or officer shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders. In addition, the corporation shall have the power, in its bylaws or in any resolution of its stockholders or directors, to indemnify the officers and directors of the corporation against any liability as may be determined to be in the best interests of this corporation, and in conjunction therewith, to buy, at the corporation’s expense, policies of insurance.

Article XI of our Bylaws further addresses indemnification of our directors and officers and allows us to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Committees of the Board of Directors

Committees

All proceedings of the board of directors for the year ended December 31, 2024, 2023 and 2022 were conducted by resolutions consented to in writing by the board of directors and filed with the minutes of the proceedings of our board of directors. Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The board of directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. The board of directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our president at the address appearing on the first page of this annual report.

Audit Committee Financial Expert

As of December 31, 2024, we established an audit committee of the board of directors. The sole member of our audit committee is Mr. Dai Song. Mr. Dai Song also serves as the Chairman of the audit committee. We believe that this audit committee member is capable of analyzing and evaluating our consolidated financial statements and understanding internal controls and procedures for financial reporting.

As of December 31, 2023 and 2022, we established an audit committee of the board of directors. The members of our audit committee are Mr. Dai Song and Ms. Elain Lockman. Mr. Dai Song serves as the Chairman of the audit committee. We believe that the audit committee members are collectively capable of analyzing and evaluating our consolidated financial statements and understanding internal controls and procedures for financial reporting.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share ownership

The following table sets forth, as of August 4, 2023, certain information with respect to our equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

The following table sets forth, as of August 4, 2023 certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our common shares, as well as by each of our current directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class(1)

Dai SONG (1) 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Common Stock	112,617,521	(2)	74.5%

Kamal Hamidon 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia	1,000,000		0.7%

Ganesha Karuppiaya 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia	1,000,000		0.7%

Dai SONG 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Series A Preferred Stock	1,000,000

Bruhaas (B) Sdn. Bhd. 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Series B Convertible Preferred Stock	2,891,597

Porta Capital Limited 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Series B Convertible Preferred Stock	2,541,194

Directors and officers as a group (common stock)	114,617,521		82.2%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)	The total includes 2,000,000 shares issued to Dai Song for his interest in Leet Technology Limited.

The issuer is not aware of any person who owns of record, or is known to own beneficially, ten percent or more of the outstanding securities of any class of the issuer, other than as set forth above. The issuer is not aware of any person who controls the issuer as specified in Section 2(a)(1) of the 1940 Act. The Company does not have an investment advisor.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transaction and balances from related parties:

Related party balance consisted of the following as of December 31, 2024.

As of December 31, 2024
(Audited)
Due to Porta Capital Limited (“Porta Capital”)	$1,068,099
Due to Bru Haas (B) Sdn Bhd (“Bru Haas (B)”)	1,695,698
Due to Bru Haas Sdn Bhd (“Bru Haas”)	80,381
Due from Veo Edge Technology Limited	(6,055)
Due from Clicque Technology Sdn. Bhd. (“Clicque”)	(162,361)
Due from Mr. Kamal Hamidon	–
Due from Mr. Song Dai (“Mr. Song”)	221,156
Due to Leet Entertainment Group Limited (“Leet HK”)	414,814
$3,311,732

Mr. Song is the director and major shareholder of the Company, and he is also the major shareholder of Porta Capital, Bru Haas (B), Bru Haas, Tila Network, and Porta Network. Amount due to these related companies are those trade and nontrade payables arising from transactions between the Company and the related companies, such as advances made by the related companies on behalf of the Company, and advances made by the Company on behalf of the related companies. Those advances are unsecured, non-interest bearing and have no fixed terms of repayment. The advances to Mr. Song are mainly for working capital purpose. The advances are unsecured, non-interest bearing and have no fixed terms of repayment.

In the ordinary course of business, during the years ended December 31, 2024 and 2023, the Company involved with certain transactions, either at cost or current market prices and on the normal commercial terms among related parties.

Related party balance consisted of the following as of December 31, 2023.

As of December 31, 2023
(Audited)
Due to Porta Capital Limited (“Porta Capital”)	$797,932
Due to Bru Haas (B) Sdn Bhd (“Bru Haas (B)”)	1,083,581
Due to Bru Haas Sdn Bhd (“Bru Haas”)	19,198
Due to Clicque Technology Sdn. Bhd. (“Clicque”)	228,637
Due from Mr. Kamal Hamidon	–
Due from Mr. Song Dai (“Mr. Song”)	85,343
Due to Leet Entertainment Group Limited (“Leet HK”)	414,814
$2,629,435

Mr. Song is the director and major shareholder of the Company, and he is also the major shareholder of Porta Capital, Bru Haas (B), Bru Haas, Tila Network, and Porta Network. Amount due to these related companies are those trade and nontrade payables arising from transactions between the Company and the related companies, such as advances made by the related companies on behalf of the Company, and advances made by the Company on behalf of the related companies. Those advances are unsecured, non-interest bearing and have no fixed terms of repayment. The advances to Mr. Song are mainly for working capital purpose. The advances are unsecured, non-interest bearing and have no fixed terms of repayment.

In the ordinary course of business, during the years ended December 31, 2024 and 2023, the Company involved with certain transactions, either at cost or current market prices and on the normal commercial terms among related parties.

Related party balance consisted of the following as of December 31, 2022.

As of December 31, 2022
(Audited)
Due to Porta Capital Limited (“Porta Capital”)	$76,949
Due to Bru Haas (B) Sdn Bhd (“Bru Haas (B)”)	561,947
Due to Bru Haas Sdn Bhd (“Bru Haas”)	33,588
Due to Clicque Technology Sdn. Bhd. (“Clicque”)	76,389
Due from Mr. Kamal Hamidon	(850)
Due from Mr. Song Dai (“Mr. Song”)	(8,671)
Due to Leet Entertainment Group Limited (“Leet HK”)	414,814
$1,157,166

Mr. Song is the director and major shareholder of the Company, and he is also the major shareholder of Porta Capital, Bru Haas (B), Bru Haas, Tila Network, and Porta Network. Amount due to these related companies are those trade and nontrade payables arising from transactions between the Company and the related companies, such as advances made by the related companies on behalf of the Company, and advances made by the Company on behalf of the related companies. Those advances are unsecured, non-interest bearing and have no fixed terms of repayment. The advances to Mr. Song are mainly for working capital purpose.

In the ordinary course of business, during the years ended December 31, 2022, the Company involved with certain transactions, either at cost or current market prices and on the normal commercial terms among related parties.

C.	Interests of Experts and Counsel

Not Applicable

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We may from time to time be subject to legal and administrative proceedings and claims that arise in the ordinary course of business. We are currently involved in one legal proceeding in the Philippines at the National Labor Relations Commission (NLRC). On July 04 2024, the NLRC rendered its decision partially against the Company. On January 14, 2025, the NLRC ordered a writ of execution to be issued against the Company. We do not believe that any claims exist where the outcome of such matters would have a material adverse effect on our operations and such legal proceedings will not have a material impact on future results.

For 2023 and 2022, We were not a party to any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations, and we are not aware of any threat of any of the above-mentioned proceedings. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising.

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

Subject to the BVI Act and our M&A, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think appropriate if they are satisfied, on reasonable grounds, that immediately following the dividend payment the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due (the “Solvency Test”). There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividends.

If, after a dividend is authorized (but before it is paid), our board of directors cease to be satisfied (on reasonable grounds) that the Company will be able to satisfy the Solvency Test after the dividend is paid, then such dividend is deemed not to have been authorized. The directors must notify each shareholder of any dividend authorized by them and no interest accrues on any dividend. If a shareholder fails to claim any dividend for three years after the date on which it was authorized by the directors, the directors may decide by a resolution of directors that the dividend is forfeited for the benefit of the Company.

In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. See “Item 3. Key Information – D. Risk Factors—Risks Related to our Ordinary Shares— Because we do not expect to pay dividends in the foreseeable future, shareholders must rely on price appreciation of our Ordinary Shares for returns on their investment.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A.	Offer and listing details

Our Ordinary Shares have been listed on the OTC Markets under the symbol “LTESF”

B.	Plan of distribution

Not Applicable

C.	Markets

Our Ordinary Shares have been listed on the OTC Markets under the symbol “LTESF”

D.	Dilution

Not Applicable

E.	Expenses of the Issue

Not Applicable

Item 10. Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

Leet Inc. is a BVI business company incorporated on December 13, 2021 and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, the BVI Act, and the applicable laws of the British Virgin Islands, or the BVI (including applicable common law).

Our amended and restated memorandum and articles of association on October 4, 2022 authorizes us to issue unlimited ordinary shares shares each with $0.0001 par value, 1,000,000 series A preferred shares with $0.0001 par value each and 10,000,000 series B preferred shares of $0.0001 par value each. As of December 31, 2024, the total number of Ordinary Shares issued and outstanding was 152,899,640, the total number of Series A preferred shares issued and outstanding was 1,000,000 and the total number of series B preferred shares issued and outstanding was 6,898,256 and nil respectively.

The following description of our share capital and our constitutional rules under our memorandum and articles of association is qualified in its entirety by reference to our memorandum and articles of association.

Memorandum and Articles of Association

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Ordinary Shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If  (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Objects and Purposes, Register, and Shareholders

Subject to the BVI Act and BVI law, our objects and purposes are unlimited. Our register of members will be maintained by our transfer agent as appointed at some later time. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI Law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

Dividends

Shareholders holding Ordinary Shares in the Company are entitled to receive such dividends as may be declared by our Board subject to the BVI Act and the memorandum and articles of association. Our memorandum and articles of association provide that dividends may be declared and paid at such time, and in such an amount, as our Board determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the memorandum and articles of association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Appointment and Removal of Directors

The Company may by Resolution of Members or resolution of the Directors appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by the Articles as the maximum number of Directors.

The Company may by Resolution of Members or resolution of the Directors remove any Director with or without cause.

Indemnification of Directors and Officers of the Company

Subject to the Statute, every Director and officer of the Company (which for the avoidance of doubt, shall not include Auditors), together with every former Director and former officer of the Company (each an "Indemnified Person") shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect

Subject to the Statute, the Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

Directors Interest

A Director or Alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

A Director or Alternate Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director or Alternate Director.

A Director or Alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or Alternate Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

No person shall be disqualified from the office of Director or Alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or Alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or Alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or Alternate Director holding office or of the fiduciary relationship thereby established. A Director (or their Alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director or Alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

Any notice that a Director or Alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be deemed a general notice of such interest for the purposes of the Statute and be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give a general or special notice relating to any particular transaction.

General Meetings

The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. All general meetings other than annual general meetings shall be called extraordinary general meetings. The Directors may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company. A Members' requisition is a requisition of Members holding at the date of deposit of the requisition not less than 10% by number of the issued Shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested. The Members' requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists. If there are no Directors as at the date of the deposit of the Members' requisition or if the Directors do not within 21 days from the date of the deposit of the Members' requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period. A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Pre-emptive rights

Our memorandum and articles of association disapply the pre-emptive rights provisions of the BVI Act and do not provide for any other pre-emptive rights. Accordingly, there are no pre-emptive rights applicable to the issue by us of new shares.

Protection of minority shareholders

BVI law permits a minority shareholder to commence a derivative action in our name, or an unfair prejudice claim, or seek a restraining or compliance order, as appropriate, to challenge, for example (1) an act which is ultra vires or illegal, (2) an act which is likely to be oppressive, unfairly discriminatory or unfairly prejudicial to a shareholder, (3) an act which constitutes an infringement of individual rights of shareholders, such as the right to vote, (4) conduct of the Company or a director which contravenes the BVI Act or our memorandum and articles of association or (5) an irregularity in the passing of a resolution which requires a majority of the shareholders.

Transfer of Shares

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by written instrument of transfer executed by or on behalf of the transferor (and if registration as a holder of the Shares imposes a liability to the Company on the transferee, signed by or on behalf of the transferee) and contain the name and address of the transferee. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

For the purposes of Article 7.1: (a) any instrument of transfer may be executed in any number of counterparts and / or may consist of multiple documents or instructions, provided that, taken as a whole, such counterparts, documents or instructions include the information necessary to transfer Shares in accordance with Section 54(1) of the Statute; and (b) the Company and each Member (including in his capacity as transferor or transferee for the purpose of Article 7.1) consents to, approves and confirms the execution of any instrument of transfer by electronic signature or electronic record (whatever form such electronic signature or electronic record takes) and agrees that such instrument of transfer may be executed by electronic signature or electronic record (whatever form the electronic signature or electronic record takes), delivery of which shall be effective as delivery of a manually executed instrument of transfer.

Where Shares are listed on a Recognised Exchange, (a) Article 7.1 shall not apply and (b) the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange.

Under the BVI Act, shares that are not listed on a recognized exchange may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. OTC is not considered a recognised exchange for these purposes in the BVI and so any transfer of shares must be made in this manner.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among the shareholders. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our Board may, on the terms established at the time of the issuance of such Ordinary Shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Inspection of books and records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any liquidation plan, articles of merger or consolidation and any particulars of charges if either the company or chargee have elected to file particulars of such charges.

A member of our Company is also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find More Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Preferred Shares

Our memorandum and articles of association authorizes the creation and issuance without shareholder approval preferred shares up to the maximum number of authorized but unissued shares, divided into two classes, Class A preferred shares and Class B preferred shares, with such designation, rights and preferences as may be determined by a resolution of our Board to amend the memorandum and articles of association to create such designations, rights and preferences. Accordingly, our Board is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of Ordinary Shares. The preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

Differences in Corporate Law

The BVI Act differs from laws applicable to US corporations and their shareholders. Set forth below is a summary of certain significant provisions of the BVI Act applicable to us (save to the extent that such provisions have been, to the extent permitted under the BVI Act, negated or modified in our memorandum and articles of association in accordance with the BVI Act).

Continuation into a Jurisdiction Outside the BVI

In accordance with, and subject to, our memorandum and articles of association, the Company may by resolution of shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the BVI in the manner provided under those laws. The Company does not cease to be a BVI company unless the foreign law permits continuation and the BVI company has complied with the requirements of that foreign law. Where a company that wishes to continue as a company incorporated under the laws of a jurisdiction outside the BVI has a charge registered in respect of the property of the company under section 163 of the BVI Act which has not been released or satisfied, it shall, before continuing and provided that the charge does not contain a covenant prohibiting continuation of the company outside the BVI, provide a written declaration addressed to the Registrar specifying that: (a) a notice of satisfaction or release in respect of the charge has been filed and registered under section 165 of the BVI Act; (b) where paragraph (a) has not been complied with, the chargee to whom the registered charge relates has been notified in writing of the intention to continue the company as a company incorporated under the laws of a jurisdiction outside the BVI and the chargee has given his or her consent or has not objected to the continuation; or (c) where paragraph (a) has not been satisfied and the chargee, after notification under paragraph (b), has not given his or her consent or objected to the continuation, the chargee’s interest secured by the registered charge shall not be diminished or in any way compromised by the continuation and the charge shall operate as a liability of the continued company incorporated under the laws of a jurisdiction outside of the BVI. Where a company is continued under the laws of a jurisdiction outside the BVI, (a) the company continues to be liable for all of its claims, debts, liabilities and obligations that existed prior to its continuation, (b) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against the company or against any shareholder, director, officer or agent thereof, is released or impaired by its continuation as a company under the laws of the jurisdiction outside the BVI, (c) no proceedings, whether civil or criminal, pending by or against the company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by its continuation as a company under the laws of the jurisdiction outside the BVI, but the proceedings may be enforced, prosecuted, settled or compromised by or against the Company or against the shareholder, director, officer or agent thereof, as the case may be; and (d) service of process may continue to be effected on the registered agent of the company in the BVI in respect of any claim, debt, liability or obligation of the Company during its existence as a company under the BVI Act.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Restraining or compliance order

If a BVI company or a director of a BVI company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum or articles of the company, the Court may, on the application of a shareholder of the company pursuant to Section 184B of the BVI Act, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum or articles.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, 2003 (as amended), for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order.

Directors’ fiduciary duties

Under BVI law, our directors owe fiduciary duties to the company both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association. The directors owe their duties to the company itself as distinct body rather than to the shareholders of the company (either collectively or individually) so, where there has been a breach of fiduciary duty by a director, it would typically be for the company to raise proceedings against the director for the breach. Only in special circumstances would the directors of a company become subject to a fiduciary duty to the shareholders of the company such that a shareholder would be able to raise proceedings against the director.

Pursuant to the BVI Act, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholder action by written consent

BVI law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

BVI law and memorandum and articles of association allow our shareholders holding thirty percent (30%) or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the Board and can be held anywhere in the world.

Cumulative voting

As permitted under BVI law, our memorandum and articles of association do not provide for cumulative voting.

Removal of directors

Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Dissolution; Winding Up

Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or a resolution of the directors, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Under BVI law, where a company has been struck off the Register of Companies under the BVI Act continuously for a period of 7 years it is dissolved with effect from the last day of that period.

Amendment of governing documents

As permitted by BVI law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act (Revised 2020). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

There are no exchange control regulations or currency restrictions in the BVI. The BVI Act and the Company’s M&A govern the distribution of dividends and ensure that such dividends, interest or other payment can be made to non-resident holders.

E.	Taxation

The following is a summary of the material British Virgin Islands, Malaysian and United States federal income tax consequences and considerations relevant to an investment in our ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands, the Mexico and the United States. To the extent the discussion herein relates to matters of British Virgin Islands, Mexico or United States tax law, it is the opinion of Maples & Calder, our counsel as to matters of British Virgin Islands law, Messrs. Amos Ho, Sew & Kiew, our counsel as to matters of Malaysian law, and Sichenzia Ross Ference Carmel LLP, our counsel as to matters of United States federal law, respectively.

British Virgin Islands Taxation

Shareholders should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Under Existing BVI Laws

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company.

All instruments relating to transfers of property to or by our Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI. This assumes that our Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its members.

Malaysian Taxation

Shareholders should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The principal legislation that governs a person or an entity’s income tax in Malaysia is the Income Tax Act 1967 (the “ITA”). The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia for the basis year for the YA. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA. Pursuant to Paragraph 2A, Schedule 1 of the ITA, a resident company with a paid-up capital not exceeding MYR2.5 million and an annual sale of not more than MYR50 million during YA 2024 is categorized as a Micro, Small, and Medium Enterprise (“MSME”) and is subject to an income tax rate of 17% on chargeable income up to MYR600,000. The remaining chargeable income above MYR600,000 is taxed at 24%. A resident company that is not categorized as an MSME will be taxed at 24% for all its chargeable income. Notwithstanding thereto, with effective from Year of Assessment 2024, a resident company that is categorized as MSME and no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen, will qualify for a 15% preferential tax rate on the first RM150,000 of chargeable income, followed by a 17% tax rate on income between RM150,001 and RM600,000, with any remaining chargeable income above RM600,000 subject to a 24% tax rate.

Pursuant to the ITA, a non-resident company—namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA—is subject to the following tax rates:

Type of Income	Rate (%)
Business Income	24
Royalties derived from Malaysia	10
Rental of movable properties	10
Advice, assistance, or services rendered in Malaysia	10
Interest	15*
Dividends	Exempt
Other income	10

Note: Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

* Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28. On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA.

On November 16, 2021, the IRB announced the Special Income Remittance Program (“SIRP”) for Malaysian tax residents whose income is derived from foreign sources and received in Malaysia. The implementation of taxation on FSI is staggered into the following two timelines, depending on the timing of remittance of FSI into Malaysia: (i) during the period from January 1 to June 30, 2022 (six months) (the “SIRP Period”), FSI remitted shall be taxed at a fixed rate of 3% on the gross amount of income remitted. FSI remitted under the SIRP will be accepted in good faith by the IRB as the IRB will not conduct an audit or investigation on the taxpayer. In addition, the IRB will not impose any penalty on FSI remitted during the SIRP Period. On or after July 1, 2022, FSI remitted shall be taxed in accordance to the formula, at the prevailing tax rate applicable to tax residents on the statutory income, namely, gross FSI less expenses attributable to the FSI.

Notwithstanding the implementation of taxation on FSI, the Malaysian Ministry of Finance announced on December 30, 2021 that exemption from income tax would be available for a period of five years on certain categories of FSI received by Malaysian tax residents, when certain qualifying conditions are met. Specifically, (i) for individuals excluding those carrying on business in Malaysia through a partnership, all categories of FSI are exempted; and (ii) for companies and limited liability partnerships, foreign-sourced dividend income is exempted provided the global minimum tax of 15% has been levied on the dividend income paid from the source country or comply with the economic substance requirements. To legislate the above, the following Orders were gazetted on July 19, 2022 and are effective from January 1, 2022 to December 31, 2026. This exemption from income tax has been extended for another 10 years i.e. to December 31, 2036 pursuant to P.U. (A) 451/2024.

Profit Distribution and Withholding Tax

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are exempt from tax in the hands of the shareholders pursuant to Section 108 of the ITA. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts. However, effective January 1, 2025, Malaysia has introduced a new 2% tax on dividend income derived by individual shareholders, whether resident or non-resident exceeding RM100,000. In addition, while Malaysia imposes withholding tax on certain payments, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Such position aligns with the double taxation agreements (“DTAs”) concluded by Malaysia with an extensive number of countries, including the United States. Pursuant to the DTAs, no withholding tax will be imposed on dividends paid by Malaysian companies to non-residents.

In view of the above, we believe that dividends which will be paid to us from our direct subsidiary in Malaysia will not be subject to any withholding tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institution;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	persons that elect to mark their securities to market;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding out Ordinary Shares as part of a straddle, hedging, conversion or intergrated transaction;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons holding our Ordinary Shares through partnerships or other pass-through entities;

•	beneficiaries of a Trust holding our Ordinary Shares;

•	persons holding our Ordinary Shares through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Ordinary Shares of the Company. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief summary does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or any preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and Malaysia, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FGL.” You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report. For the fiscal year ended December 31, 2024, we did not declare or pay cash dividends on our Ordinary Shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Since our inception, we have not declared or paid cash dividends on our Ordinary Shares, and we do not expect to pay any dividends in the foreseeable future.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. For the 2024 taxable year, we do not believe we were a PFIC. However, there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. The Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of our Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-281167), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Please refer to “Item 4. Information on the Company - C. Organizational structure.”

J.	Annual Report to Security holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There are no defaults, dividend arrearages and delinquencies or other information required to be disclosed in response to this Item.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

There have been no modifications to the rights of security holders and there is no other information to disclose in response to this Item.

Item 15. Controls and Procedures.

A.	Disclosure Controls and Procedures

As required by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, our management, including Dai, Song, our interim chief executive officer, and Jayaisvaran Muruhan, our interim chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024.

As required by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, our management, including Dai, Song, our interim chief executive officer, and Jayaisvaran Muruhan, our interim chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023.

As required by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, our management, including Dai, Song, our interim chief executive officer, and Jayaisvaran Muruhan, our interim chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Furthermore, smaller reporting companies face additional limitations. Smaller reporting companies employ fewer individuals and find it difficult to properly segregate duties. Often, one or two individuals control every aspect of the company’s operation and are in a position to override any system of internal control. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our interim chief executive officer and our interim chief financial officer. Based on that evaluation, Mr. Song and Mr. Jayaisvaran concluded that, because our internal controls over financial reporting are not effective, as described below, our disclosure controls and procedures were not effective as of December 31, 2022.

B.	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (“2013 Framework”) issued in 2013. During our assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, management identified material weaknesses related to (i) the U.S. GAAP expertise of our internal accounting staff and interim chief financial officer, (ii) our internal audit functions, (iii) lack of sufficient period-end financial reporting controls in place and (iv) lack of sufficient reconciliation for related party transactions and intercompany transactions. In consequence, our internal controls over financial reporting were not effective at December 31, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Remediation Plan

Management has implemented remediation steps to improve our internal control over financial reporting. Specifically, we expanded and improved the control process on period-end transaction monitoring and recording for all accounts. We plan to engage personnel with knowledge of US GAAP to review the period-end and complex or non-recurring transactions and to review and reconcile related party and intercompany transactions on a regular basis.

In light of these material weaknesses, we performed additional analyses and procedures in order to conclude that our consolidated financial statements for the years ended December 31, 2024 and 2023 included in this Annual Report on Form 10-K were fairly stated in accordance with the U.S. GAAP. Accordingly, management believes that despite our material weaknesses, our consolidated financial statements for the years ended December 31, 2024 and 2023 are fairly stated, in all material respects, in accordance with the U.S. GAAP.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

D.	Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this report that have materially affected, and therefore has no significant impact on the company’s financial report nor internal control. Under the new ownership and management, accounting officer will provide monthly, quarterly, semi-annually, annually financial statements to our shareholders, CPA, and corporate management to ensure accurate financial activities recorded.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We established an audit committee of the board of directors. The sole member of our audit committee is Mr. Dai Song. Mr. Dai Song also serves as the Chairman of the audit committee. We believe that this audit committee member is capable of analyzing and evaluating our consolidated financial statements and understanding internal controls and procedures for financial reporting.

Item 16B. Code of Ethics.

We have not adopted a Code of Ethics, as required by sections 406 and 407 of the Sarbanes -Oxley Act of 2002. Our management believes that the size of our company and current operations at this time do not require a code of ethics to govern the behavior of our officers. We anticipate that we will adopt a code of ethics once we are in a position to do so.

Item 16C. Principal Accountant Fees and Services.

Audit fees

The aggregate fees billed for professional services rendered by JP Centurion & Partners PLT for the year ended December 31, 2024 and 2023, and Simon & Edward LLP as well as Friedman LLP for the year ended December 31, 2022 as well as quarterly reviews of our interim consolidated financial statements and services normally provided by the independent accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Audit Fees and Audit Related Fees – Friedman LLP	$–	$–	$386,356
Audit Fees and Audit Related Fees – Marcum LLP	–	104,531	–
Audit Fees and Audit Related Fees – Simon & Edward LLP	–	55,000	101,000
Audit Fees and Audit Related Fees – JP Centurion & Partners PLT	107,156	80,000
IT Audit Fees and Audit Related Fees – Dome Management Consulting	–	20,732	–
Tax Fees – Simon & Edward LLP	–	6,500	6,500
Total	$107,156	$266,763	$493,856

In the above table, “audit fees” are fees billed by our company’s external auditor for services provided in auditing our company’s annual consolidated financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of our company’s consolidated financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There have been no purchases of equity securities required to be disclosed in response to this Item.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

We are currently not subject to any corporate governance requirements of listed exchanges or over-the-counter markets.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. Cybersecurity

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

LEET INC.

(Formerly Leet Technology Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Leet Inc.

805, 8th Floor

Menara Mutiara Majestic, Jalan Othman

46000 Petaling Jaya, Selangor

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leet Inc. (the ‘Company’) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in stockholders’ deficit, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, for the year ended December 31, 2024, the Company had working capital deficit of $4,161,517 and accumulated deficit of $12,746,094. The Company incurred a net loss of $20,894 during the year ended December 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way of our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosure to which they relate.

Revenue and deferred revenue recognition

Revenue and deferred revenue recognition are key aspects of the financial statements, and during our audit for the financial year ended December 31, 2024 and 2023, we identified several critical audit matters related to revenue and deferred revenue recognition. These matters require significant judgement involved in recognizing revenue and deferred revenue under contractual agreements.

Our audit procedure in this area among others to test the completeness, accuracy, and occurrence of revenue included the following:

a)	Identified the performance obligations in contractual agreements;
b)	Assessed and evaluated the degree of control of the Company has over the goods and services and the point at which control is transferred to the customer;
c)	Determined, allocated and assessed the recognition of transaction price;
d)	Reviewing the application of revenue recognition criteria, including satisfactory of performance obligations and transfer of risk and rewards;
e)	Evaluating the completeness and adequacy of disclosures related to revenue recognition; and
f)	Inquiry management to understand their judgements, assumptions and policies related to revenue recognition.

Recoverability and impairment of financial assets

The Company’s trade receivables amounted to $5,357 as at December 31, 2024 (December 31, 2023: $16,781), represents approximately 2.0% (2023: 12.7%) of the Company’s total asset.

We focus and assess the recoverability of the financial assets involved judgements and estimation uncertainty in analyzing historical trend of payment, indicators of expected credit losses (ECL) and customer payment terms. Auditing financial assets is an essential component of the financial audit process.

Our audit procedures in this area among others to test the valuation of financial assets included the following:

a)	Obtained debtor confirmation requests to the Company’s customers to confirm the balances of their outstanding receivables;
b)	Reviewed ageing analysis of receivables and testing the reliability thereof;
c)	Reviewed subsequent collections for major trade receivables and overdue amount; and
d)	Inquired management regarding the action plans to recover overdue amounts.

JP CENTURION & PARTNERS PLT
We have served as the Company’s auditor since 2024.
Kuala Lumpur, Malaysia

February 12, 2026

PCAOB ID: 6723

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Leet Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Leet Inc. (the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a significant working capital deficit as of December 31, 2022, and recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Simon & Edward, LLP

We have served as the Company’s auditor since 2023.

Rowland Heights, CA

August 4, 2023, except for Notes 1 and 13 which are dated February 12, 2026

LEET INC.

(Formerly Leet Technology Inc.)

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023	2022

ASSETS
Current assets:
Cash	$33,248	$16,580	$36,808
Accounts receivable	5,357	16,781	156,585
Amounts due from related parties	168,416	–	–
Deposits and other receivables	3,365	15,036	11,712

Total current assets	210,386	48,397	205,105

Non-current asset:
Plant and equipment, net	56,448	83,932	123,458
Right of use assets, net	–	–	9,046

Total non-current asset	56,448	83,932	132,504

TOTAL ASSETS	$266,834	$132,329	$337,609

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$–	$60,378	$530,198
Accrued liabilities and other payables	725,185	756,212	379,872
Accrued compensation payable to officers and directors	166,570	316,471	413,443
Contract liability	–	313,616	270,795
Amounts due to related parties	3,480,148	2,629,435	1,157,166
	–	–	99,624
	–	–	9,046

Total current liabilities	4,371,903	4,076,112	2,860,144

TOTAL LIABILITIES	4,371,903	4,076,112	2,860,144

Commitments and contingencies	–	–	–

MEZZANINE EQUITY
Series B Convertible Preferred Stock, 10,000,000 shares authorized, $0.0001 par value, 5,898,256 shares issued and outstanding as of December 31, 2024 and 2023 respectively	6,039,813	5,662,325	5,284,837

STOCKHOLDERS’ DEFICIT
Preferred stock, 20,000,000 shares authorized, $0.0001 par value: Series A, 1,000,000 authorized, issued and outstanding	100	100	100
Common stock, $0.0001 par value; 10,000,000,000 shares authorized; 151,096,262 and 151,096,262 shares issued and outstanding as of December 31, 2024 and 2023, respectively	15,110	15,110	15,290
Common stock to be cancelled	–	–	(100)
Additional paid-in capital	2,773,081	2,773,081	2,773,001
Accumulated other comprehensive loss	(173,365)	(32,074)	(14,021)
Accumulated losses	(12,746,094)	(12,354,229)	(10,578,195)

Total stockholders’ deficit attributable to the Company	(10,131,168)	(9,598,012)	(7,803,925)
Non-controlling interest	(13,714)	(8,096)	(3,447)
Total stockholders’ deficit	(10,144,882)	(9,606,108)	(7,807,372)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$266,834	$132,329	$337,609

The accompanying notes are an integral part of these consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended December 31,
	2024	2023	2022
Revenue	$715,288	$317,413	$151,977
Cost of revenue (includes related party expenses, $569,720, $511,636 and $622,521 in 2024, 2023 and 2022)	(573,932)	(643,316)	(927,194)
Gross loss	141,356	(325,903)	(775,217)

Operating expenses:
Research and development (includes related party expenses, $35,985, $35,292 and $36,287 in 2024, 2023 and 2022)	(35,985)	26,373	(36,287)
General and administrative expenses	(493,155)	(1,213,173)	(1,691,688)
Total operating expenses	(529,140)	(1,186,800)	(1,727,975)

Loss from operations	(387,784)	(1,512,703)	(2,503,192)

Other income (expense):
Changes in fair value of derivative liability	–	–	1,575
Common stock cancellation	–	–	300,000
Cybersecurity service income	101	66,930	18,609
Foreign exchange gain	1,556	64,948	–
Loss on settlement with related parties	–	–	(471,860)
Loss on early redemption of convertible promissory note	–	(28,340)	–
Impairment of other receivable	–	(1,301)	–
Interest expenses	–	(5,546)	(2,609)
Written off of accounts receivable	–	(32,035)	–
Sundry income	365,254	44,600	4,548
	366,911	109,256	(149,737)
LOSS BEFORE INCOME TAXES	(20,873)	(1,403,447)	(2,652,929)

Income tax expense	(21)	–	–

NET LOSS	(20,894)	(1,403,447)	(2,652,929)
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(6,517)	(4,901)	(3,812)
NET LOSS ATTRIBUTABLE TO THE COMPANY	(14,377)	(1,398,546)	(2,649,117)

Other comprehensive loss:
Foreign currency translation loss	(140,392)	(17,801)	(1,491)

COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(5,618)	(4,649)	(3,812)

COMPREHENSIVE LOSS ATTRIBUTABLE TO THE COMPANY	(155,668)	(1,416,599)	(2,650,608)

COMPREHENSIVE LOSS	(161,286)	(1,421,248)	(2,654,420)
Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding, basic and diluted	151,096,262	150,877,491	152,899,640

The accompanying notes are an integral part of these consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Three Years ended December 31, 2022, 2023 and 2024
	Series A Preferred stock		Common stock		Stock to be cancelled		Additional	Accumulated other		Non-	Total
	No. of		No. of		No. of		paid-in	comprehensive	Accumulated	controlling	stockholders’
	shares	Amount	shares	Amount	shares	Amount	capital	loss	losses	interests	deficit
Balance as of January 1, 2022	1,000,000	$100	152,899,640	$15,290	–	$–	$3,062,662	$(12,530)	$(7,834,706)	$–	$(4,769,184)
Shares issued for consultancy services	–	–	11,498,973	1,150	–	–	2,752,862	–	–	–	2,754,012
Acquisition of Leet BD	–	–	–	–	–	–	–	–	–	365	365
Disposal of subsidiaries	–	–	–	–	–	–	10,239	–	–	–	10,239
Dividend	–	–	–	–	–	–	–	–	(94,372)	–	(94,372)
Cancellation of shares	–	–	–	–	1,003,378	(100)	(299,900)	–	–	–	(300,000)
Foreign currency translation adjustment	–	–	–	–	–	–	–	(1,491)	–	–	(1,491)
Net loss for the year	–	–	–	–	–	–	–	–	(2,649,117)	(3,812)	(2,652,929)
Balance as of December 31, 2022	1,000,000	$100	152,899,640	$15,290	1,003,378	$(100)	$2,773,001	$(14,021)	$(10,578,195)	$(3,447)	$(7,807,372)

Dividend	–	–	–	–	–	–	–	–	(377,488)	–	(377,488)
Cancellation of shares	–	–	(1,803,378)	(180)	(1,003,378)	100	80	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	–	–	–	(18,053)	–	252	(17,801)
Net loss for the year	–	–	–	–	–	–	–	–	(1,398,546)	(4,901)	(1,403,447)
Balance as of December 31, 2023	1,000,000	$100	151,096,262	$15,110	–	$–	$2,773,081	$(32,074)	$(12,354,229)	$(8,096)	$(9,606,108)

Dividend	–	–	–	–	–	–	–	–	(377,488)	–	(377,488)
Foreign currency translation adjustment	–	–	–	–	–	–	–	(141,291)	–	899	(140,392)
Net loss for the year	–	–	–	–	–	–	–	–	(14,377)	(6,517)	(20,894)
Balance as of December 31, 2024	1,000,000	$100	151,096,262	$15,110	–	$–	$2,773,081	$(173,365)	$(12,746,094)	$(13,714)	$(10,144,882)

The accompanying notes are an integral part of these consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net loss	$(20,873)	$(1,403,447)	$(2,652,929)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation on plant and equipment	29,157	36,755	31,721
Right of use amortization	–	–	4,817
Impairment loss on other receivables	–	1,301	–
Written off of accounts receivable	–	32,035	–
Changes in fair value of derivative liability	–	–	(1,575)
Non-cash financing cost	–	5,546	2,609
Common stock cancellation	–	–	(300,000)
Loss on early redemption of convertible promissory note	–	28,340	–
Loss on settlement with related parties	–	–	471,860
Changes in operating assets and liabilities:
Accounts receivable	(11,687)	28,178	(113,061)
Deposits and other receivables	11,816	(3,826)	12,027
Accounts payable	(60,551)	(451,784)	9,139
Accrued liabilities and other payables	(46,054)	367,189	329,020
Accrued compensation payable to officers and directors	(155,146)	(10,613)	66,810
Contract liability	(315,011)	54,177	271,187
Operating lease liabilities	–	–	(4,779)
Net cash used in operating activities	(568,349)	(1,316,149)	(1,873,154)
Income tax paid	(21)	–	–
Net cash used in operating activities	(568,370)	(1,316,149)	(1,873,154)

Cash flows from investing activities:
Cash from acquisition of subsidiary	–	–	8,448
Disposal of cash from subsidiaries	–	–	(11,012)
Purchase of plant and equipment	–	(1,953)	(9,376)
Net cash used in investing activities	–	(1,953)	(11,940)

Cash flows from financing activities:
Proceeds from (repayment to) a director	130,137	95,611	(1,464)
Proceeds from issuance of convertible note	–	–	100,000
Repayment of convertible promissory note	–	(113,300)	–
Proceeds from related parties	475,381	1,418,603	1,794,334
Net cash provided by financing activities	605,518	1,400,914	1,892,870

Effect of exchange rate on changes in cash	(20,480)	(103,039)	5,840

Net change in cash	16,668	(20,228)	13,616

CASH, BEGINNING OF YEAR	16,580	36,808	23,192

CASH, END OF YEAR	$33,248	$16,580	$36,808

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for tax	$21	$–	$–
Cash paid for interest	$–	$–	$–
Issuance of Series B Convertible Preferred Stock in exchange of balances due to related parties	$–	$–	$4,718,605

The accompanying notes are an integral part of these consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Leet Inc. (“the Company” or “LTES”) is a BVI business company incorporated on December 13, 2023.

Leet Technology Inc. (“LEET US”) was incorporated on July 2, 2013 under the laws of the State of Delaware. The Company currently operates an eSports platform in Malaysia.

On February 15, 2022, the Company’s subsidiary, Leet Entertainment Group Limited transferred all 1,000 ordinary shares of Leet Entertainment Sdn. Bhd to the Company at part of the Company’s plans to restructure and simplify the corporate structure.

On April 4, 2022, the Company sold all its 10,000 shares in Leet Technology Limited, with its wholly owned subsidiary Leet Entertainment Group Limited, to Mr. Song, the majority shareholder of the Company, for $10,000 as part of its plans to restructure and simplify the corporate structure. With the completion of this corporate restructure, the Company shall henceforth only have one wholly owned Malaysian subsidiary, Leet Entertainment Sdn Bhd. Prior to the corporate restructure, Leet Entertainment Group Limited, a wholly owned subsidiary of Leet Technology Limited, transferred all its assets, liabilities, and business operations to Leet Entertainment Sdn Bhd with the approval by the board of directors. There were no changes to the main business activities of the Company as a result of these transactions.

On July 22, 2022, the Board of Directors of the Company approved and authorized the Company to purchase all of Mr. Song's shares in LEET Inc. for a cash consideration of $1. As of July 26, 2022, LEET Inc. became a wholly owned subsidiary of the Company.

 On December 1, 2022, the Company acquired Leet Technology (BD) Ltd. as its direct majority-owned subsidiary from Kamal Hamidon Mohamed Ali, the Company’s Chief Financial Officer. Pursuant to the Instrument of Transfer of Shares, a total of 3900 Ordinary Shares of Leet Technology (BD) Ltd. representing 80% of the total issued and outstanding Ordinary Shares was transferred to the Company.

On January 11, 2023, the Company completed its merger (the “Merger) with LEET US. As a result of the merger, Leet Inc. became the surviving entity and successor issuer under Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Merger was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated January 5, 2023, by and between the Company and LEET US. The Merger Agreement contains customary representations and warranties by each of the Company and LEET US. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of LEET US’s and the Company’s businesses during the period prior to the closing of the Merger.

Pursuant to the Merger Agreement, the Company and LEET US caused the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on January 11, 2023. The Merger became effective on January 11, 2023 (the “Effective Time”), as agreed to by the parties and specified in the Certificate of Merger.

Pursuant to the Merger, upon completing the Corporate Action with FINRA, each issued and outstanding share of LEET US’s common stock/ preferred stock shall be transferred to the Company and converted into one new ordinary share (“Ordinary Share”) or preferred share (“Preferred Share”) of the Company as the case may be. As a result, the Company shall issue an aggregate of approximately 151,096,262 Ordinary Shares and 6,898,256 Preferred Shares to former the Company shareholders. The Company’s Ordinary Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, immediately following the Merger, the Company shall have approximately 151,096,262 Ordinary Shares outstanding and 6,898,256 Preferred Shares outstanding.

During the years presented in these consolidated financial statements, the merger has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

Description of subsidiaries

Name	Place of incorporation and kind of legal entity	Principal activities	Particulars of registered/ paid up share capital	Effective interest held

Leet Entertainment Sdn. Bhd.	Malaysia	Provision of information technology and mobile application development and digital content publishing service	1,000 ordinary shares at par value of MYR1	100%

Leet Technology (BD) Ltd.	Bangladesh	Provision of information technology and mobile application development and digital content publishing service	100,000 ordinary shares at par value of Taka 100	80%

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

LEET Inc.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

2.	LIQUIDITY AND GOING CONCERN UNCERTAINTIES

The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these consolidated financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has determined that certain factors raise substantial doubt about its ability to continue as a going concern for a least one year from the date of issuance of these consolidated financial statements.

As of December 31, 2024, the Company had $33,248 in cash, working capital deficit of $4,161,517 and accumulated deficit of $12,746,094. The Company incurred a continuous net loss of $20,894 during the year ended December 31, 2024. The Company believes that its current level of cash is not sufficient to fund its operations and obligations without additional financing.

The continuation of the Company as a going concern through December 31, 2024, is dependent upon the continued financial support from its stockholders and related parties. The Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations for one year from the date of the filing of the consolidated financial statements.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of estimates and assumptions

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements during the years reported. Actual results may differ from these estimates.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in conformity with US GAAP. All inter-company balances and transactions within the Company have been eliminated upon consolidation.

Cash

Cash represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

Accounts receivable

Accounts receivable are recorded in accordance with Accounting Standards Codification (“ASC”) 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from completion of service. Credit is extended based on evaluation of a customer's financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. At the end of each quarter, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company will consider the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. The Company does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2024 and 2023, there were no allowance for doubtful accounts.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation. Leasehold improvements are amortized over the lessor of the based term of the lease or 5 years of the leasehold improvement. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Estimated useful lives
Computer and equipment	5 years
Furniture and fixtures	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Research and development costs

Research and development costs are expensed as incurred and consist of development work associated with our existing technology, customer solutions and processes. Our research and development expenses relate primarily to payroll costs for personnel, costs associated with various projects, including testing, development and other related expenses.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment, intangible assets, and right of use (“ROU”) assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

Contract liability

Billing practices for the Company’s contracts are governed by the contract terms of each project. Billings do not necessarily correlate with revenues recognized. The Company records contract liabilities to account for these differences in timing.

The contract liability represents the Company’s obligation to transfer goods or services to a customer for which the Company has been paid by the customer or for which the Company is obligated to perform under the contract. Revenue for future services reflected in this account are recognized, and the liability is reduced, as the Company subsequently satisfies the performance obligation under the contract.

Revenue recognition

The revenue of the Company is currently generated from the provision of white label solutions and esports event management and team services. The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606 – Revenue from Contracts with Customers (“ASC 606”) when control of a product or service is transferred to a customer.

Under ASC 606, a performance obligation is a promise within a contract to transfer a distinct good or service, or a series of distinct goods and services, to a customer. Revenue is recognized when performance obligations are satisfied, and the customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for goods or services. Under the standard, a contract’s transaction price is allocated to each distinct performance obligation. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

White Label Solutions Revenue

The Company derives revenue from the provision of white label solutions. The Company offers white label, contracted licensed, solutions primarily to their information & communications technology (“ICT”) partners. The Company engages its ICT partners to utilize its Matchroom.net Platform. For customers who have their own platforms and apps being used, the Company will customize the design of Matchroom.net to meet the customer’s need and integrate, a customized solution into the customer’s system. The Matchroom.net platform and software solution is customizable to the specific needs of each customer and can be integrated across multiple platforms. On average it will take the Company three months to complete the customization of the platform for a customers use.

The Company’s typical arrangement involves customizing the Matchroom.net platform solution, which requires technical programming support to build out the platform to its customers specifications. As a result, in analyzing the performance obligations being provided to the customer the Company considers the software license and customization services as a single performance obligation as required by ASC 606. In carrying out the services under these arrangements, the Company is often provided with upfront payment which is deferred and recognized into revenue over the duration of the contract. Additionally, the Company recognizes ticket when the performance obligation has been satisfied. During the year ended December 31, 2024, the Company signed termination agreement with Smart Communication. The Company has recognised the revenue from all the tickets not consumed as of year end amounting to $195,049.

Esports Tournament Management and Team Services Revenue

The Company derives revenue from esports tournament management and team services. The Company offers tournament management services to their customers, whereby they are engaged to provide the service of managing and hosting a tournament of the customer’s choice. The Company provides the required manpower and skills to host and manage an esports tournament on their own Matchroom.net platform or on the platform of the customer. The hosting and management of these tournaments on behalf of the customer is deemed to be one performance obligation and is met over the period of performance (couple of days) in which the tournament is held.

The amount to be recognized as revenue equals the predetermined event management fee as per the agreement in place between the Company and the customer. The Company fulfils its performance obligation through the execution and completion of hosting the tournament, over the period of performance that being the multi-day tournament. The amount per the contract is based on the needs of the customer and the required level of manpower or skills needed for the relevant tournament.

Apart from hosting the tournaments of other customers, the Company also hosts and managed their own internally held tournaments. The Company will obtain sponsorship agreements with other third-party entities whereby the Company commits to deliver certain sponsor and promotional services in exchange for consideration. Upon completion of the tournament a work completion report will be generated and communicated to the customer. Revenue will be recording pro rata during the duration of the tournament. The Company invoices its promotional partners based on the contracted services within the agreement.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following table presents the revenue streams by segments, with the presentation revenue categories presented on the statements of operation for the years indicated:

	Years ended December 31,
	2024	2023	2022

White label solutions	$704,443	$276,346	$108,290
Esport tournament management and team services	–	–	8,652
Matchroom Mini-app solutions	10,845	41,067	35,035

	$715,288	$317,413	$151,977

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended December 31, 2024, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The functional currencies of the Company’s operating subsidiaries are their local currencies Bangladeshi Taka (“TAKA”) and Malaysian Ringgit (“MYR”)). TAKA-denominated assets and liabilities are translated into the United States Dollar using the exchange rate at the balance sheet date (118.3950 and 108.5640, at December 31, 2024 and 2023 respectively), and revenue and expense accounts are translated using the weighted average exchange rate in effect for the period (114.2700, 106.8350 and 103.0715 for the year ended December 31, 2024, 2023 and 2022, respectively)). MYR-denominated assets and liabilities are translated into the United States Dollar using the exchange rate at the balance sheet date (0.22387 and 0.21775, at December 31, 2024 and 2023, respectively), and revenue and expense accounts are translated using the weighted average exchange rate in effect for the period (0.21872, 0.21942 and 0.22724 for the years ended December 31, 2024, 2023 and 2022, respectively).

Comprehensive income

ASC 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in stockholders’ deficit, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Retirement plan costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service is provided.

Leases

The Company accounts for leases in accordance with Topic 842, “Leases” (“ASC 842”) and determines if an arrangement is a lease at inception. Operating leases are included in operating ROU assets, other current liabilities, and operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

Net loss per share

The Company calculates net income or loss per share in accordance with ASC Topic 260, “Earnings per Share.” Basic income or loss per share is computed by dividing the net income or loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is the same as basic net loss per share when their inclusion would have an anti-dilutive effect due to the continuing net losses. The following anti-dilutive equity and debt securities were excluded from the computation of net loss per share.

	As of December 31,
	2024	2023	2022
	(Shares)	(Shares)	(shares)

Convertible shares	5,898,256	5,898,256	5,898,256

Contingencies

The Company follows the ASC 450-20 to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that any matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

Fair value of financial instruments

The Carrying amounts for cash, accounts receivable, deposits receivable, accounts payable, accrued liabilities, and other payables approximate their fair value because of their short-term maturity. The Company determined that the carrying amount of accrued compensation payable to officers and directors and amounts due to related parties approximates fair value as these amounts are indicative of the amounts the company would expect to settle in current market exchange.

Series B Convertible Preferred Stock

The Company accounts for the Series B Convertible Preferred Stock in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. Preferred stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally preferred stock (including preferred stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity.

Recent accounting pronouncements

Accounting Standards Issued, Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU requires measurement and recognition of expected credit losses for financial assets. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. ASU 2016-13 is effective for the Company beginning January 1, 2023. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company has accordingly adopted ASUs 2019-05 in the preparation of its consolidated financial statements from January 1, 2023. Based on the composition of the Company’s accounts receivable, investment portfolio, and other financial assets, including current market conditions and historical credit loss activity, the adoption of this accounting standard did not have a material impact on the Company’s consolidated financial statements or disclosures. Specifically, the Company’s estimate of expected credit losses as of January 1, 2023, using its expected credit loss evaluation process described above, resulted in no adjustments to the provision for credit losses and no cumulative-effect adjustment to accumulated deficit on the adoption date of this standard.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company already adopted this ASU on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about the reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company already adopted this ASU on its consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on our consolidated financial statements and related disclosures.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

4.	PLANT AND EQUIPMENT

Plant and equipment consisted of the following:

	As of December 31,
	2024	2023	2022

Computer and equipment	$139,530	$135,712	$139,407
Furniture and fixtures	8,342	8,113	8,455
Leasehold improvements	21,062	20,486	21,348
	168,934	164,311	169,210

Less: accumulated depreciation	(112,486)	(80,379)	(45,752)
	$56,448	$83,932	$123,458

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 were $29,157, $36,755 and $31,721, respectively.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

5.	STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company’s articles of incorporation authorize the Company to issue up to 20,000,000 preferred shares of $0.0001 par value.

Series A Preferred Stock

The Company has been authorized to issue 1,000,000 shares of Series A Preferred Stock. The Series A shares have the following preferences: no dividend rights; no liquidation preference over the Company’s common stock; no conversion rights; no redemption rights; no call rights by the Company; each share of Series A Preferred stock will have one hundred (100) votes on all matters validly brought to the Company’s common stockholders.

As of December 31, 2024, 2023 and 2022, the total number of Series A preferred shares issued and outstanding was 1,000,000 shares.

Series B Convertible Preferred Stock

The Company has authorized 10,000,000 shares of Series B Convertible Preferred Stock. The Series B shares have the following preferences: (i) dividend rights in pari passu with the Company’s common stock on an as converted basis, (ii) liquidation preference over the Company’s common stock, (iii) conversion rights of 10 shares of common stock for each share of Series B Convertible Preferred Stock converted, (iv) no redemption rights, (v) no call rights, (vi) each share of Series B Convertible Preferred Stock will have 1,000 votes on all matters validly brought to the Company’s common stockholders.

As of December 31, 2024, 2023 and 2022, there was 5,898,256 Series B preferred shares issued or outstanding.

Common Stock

The Company has authorized 10,000,000,000 shares of $0.0001 par value. Holders of common stock are entitled to one vote for each share held. There are no restrictions that limit the Company’s ability to pay dividends on its common stock, subject to the requirements of the Delaware Revised Statutes. The Company has not declared any dividends since incorporation.

On June 30, 2022, Management recognized that the issuance was incorrect as it exceeded its mandate with the prior Form S-8 registration statement with respect to the allowance of shares registered.

To rectify the above, the Board of Directors approved the 2022 Stock Incentive Plan for Employees and Consultants and filed Form S-8 on June 30, 2022, to register 7,000,000 shares of Common Stock. On June 30, 2022, the Company issued 7,000,000 shares of its Common Stock to employees and consultants for services rendered and proceeded to cancel the 7,000,000 shares of Common Stock that was incorrectly issued.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

On October 6, 2021, the Company issued 1,003,378 shares of restricted common stock to Lincoln Park Capital Fund, LLC as commitment fee pursuant to the Purchase Agreement dated on the same date. On November 3, 2022, the Company and Lincoln Park mutually agreed, in writing, to terminate the Agreements. On November 3, 2022, the Company and Lincoln Park mutually agreed, in writing, to terminate the Agreements. On February 13, 2023, the aggregate of 1,003,378 shares of restricted common stock was returned for cancellation.

On February 13, 2023, the aggregate of 1,003,378 shares of restricted common stock was returned for cancellation.

On June 15, 2023, the aggregate of 800,000 shares of restricted common stock was returned for cancellation.

As of December 31, 2024, 2023 and 2022, the Company had a total of 151,096,262 and 151,096,262 shares of its common stock issued and outstanding, respectively

6.	MEZZANINE EQUITY

On September 30, 2022, the Company issued to Porta Capital Limited, Bru Haas (B) Sdn Bhd, Bru Haas Sdn Bhd, Clicque Technology Sdn Bhd, Tilla Network Limited and Porta Network Inc., the Company’s related parties (collectively as the “Related Parties”), an aggregate of 5,898,256 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), of the Company pursuant to certain Debt Conversion Agreements, each dated September 30, 2022 (the “Debt Conversion Agreement”), between the Related Parties and the Company. Pursuant to the Board Resolution dated September 28, 2022, approving the adoption of certain rights and preferences of Series B Preferred Shares, the Agreements included the following rights: (i) dividend rights where each share of Series B Preferred Stock accrues an annual dividend of 8% and (ii) redemption rights only at the option of the Company at a rate of 110% during the period ending 360 days after the Issue Date. The price per Series B Preferred Stock is 0.80 USD. The Series B Preferred Shares were issued on September 30, 2022 in exchange for all or a portion of the balances due to each Related Party as of June 30, 2022. Because all of the shareholders of the Series B Preferred Shares are related parties of the company and majority owned by the same majority owner of the Company, it's determined that the preferred shareholders can control the Company's ability to exercise its redemption right at any time and therefore, mezzanine equity classification is appropriate in accordance with ASC - 480, Distinguishing Liabilities from Equity.

Preferred Stock – Series B – As of December 31, 2022	$5,284,837
Dividends of Series B Convertible Preferred Stock as of December 31, 2023	377,488
Preferred Stock – Series B – As of December 31, 2023	5,662,325
Dividends of Series B Convertible Preferred Stock as of December 31, 2024	377,488
Preferred Stock – Series B – As of December 31, 2024	$6,039,813

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

7.	LOSS PER SHARE

Net loss per share is provided in accordance with FASB ASC 260-10, “Earnings per share”. Basic net loss per common share (“EPS”) is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding, assuming all dilutive potential common shares were issued, unless doing so is anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Net loss for the year	$(20,894)	$(1,403,447)	$(2,649,117)

Weighted average number of common shares outstanding, basic and diluted	151,096,262	150,877,491	152,899,640

Basic and diluted loss per common share:	$(0.00)	$(0.01)	$(0.02)

8.	INCOME TAX

The components of loss before income taxes consist of the following:

	Years ended December 31,
	2024	2023	2022

U.S.	$(129,121)	$(327,520)	$(976,797)
BVI	(31,775)	(114,144)	–
Foreign	140,023)	(961,783)	(1,676,132)

Loss before income taxes	$(20,873)	$(1,403,447)	$(2,652,929)

At December 31, 2024, the Company has U.S. federal operating loss carryforwards of approximately $4 million. Due to U.S. enacted Public Law 115-97, known as the Tax Cuts and Jobs Act (the “TCJA”) in 2017, U.S. federal net operating loss carryforwards in the amount of $5,600,000, generated after 2017 have an indefinite carryforward period. U.S. net operating loss carryforwards, in the amount of $2,600,000, generated prior to 2018 will expire, if unused, beginning in 2034. State net operating loss carryforwards will begin to expire, if unused, in 2034.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

At December 31, 2024, the Company’s subsidiary operating in Malaysia has net operating loss of approximately $2.3 million. Net operating loss carryforwards will begin to expire, if unused, in 2025.

At December 31, 2024, the Company’s subsidiary operating in Bangladesh has net operating loss carryforwards of $79,054 which can be carried forward for a maximum period of six years.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which the Company operates. Under applicable U.S. federal statutes, tax years ended December 31, 2018 through December 31, 2024 remain subject to examination. Under applicable state statutes, state corporate tax returns filed for the Company for years ended December 31, 2017 through December 31, 2024 remain subject to examination. Malaysia corporate tax returns remain subject to examination for tax years ended December 31, 2018 through December 31, 2024.

The Company follows the provision of ASC 740 which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. The Company did not have any unrecognized tax positions or benefits as of December 31, 2024 and 2023. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We do not expect any material changes in our unrecognized tax benefits over the next 12 months.

The Company’s ability to utilize U.S. net operating loss carryforwards to offset future taxable income may be deferred or limited significantly if the Company were to experience an “ownership change” as defined in section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law. In general, an ownership change occurs when the ownership of the Company’s stock by 5 percent or more shareholders “5-percent shareholders” exceeds 50 percentage points within a three-year period. We have not conducted a Section 382 study to determine whether the use of our U.S. net operating losses is limited. We may have experienced ownership changes in the past, and we may experience ownership changes in the future, some of which are outside our control. This could limit the amount of net operating losses that we can utilize annually to offset future taxable income or tax liabilities.

9.	RELATED PARTY TRANSACTIONS

Related party balances consisted of the following:

	As of December 31,
	2024	2023	2022

Due to Porta Capital Limited (“Porta Capital”)	$1,068,099	$797,932	$76,949
Due to Bru Haas (B) Sdn Bhd (“Bru Haas (B)”)	1,695,698	1,083,511	561,947
Due to Bru Haas Sdn Bhd (“Bru Haas”)	80,381	19,198	33,588
Due from Veo Edge Technology Limited	(6,055)	–	–
Due (from) to Clicque Technology Sdn Bhd (“Clicque”)	(162,361)	228,637	79,389
Due from Mr. Kamal Hamidon	–	–	(850)
Due to directors	221,156	85,343	(8,671)
Due to Leet Entertainment Group Limited (“Leet HK”)	414,814	414,814	414,814
	$3,311,732	$2,629,435	$1,157,166

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

Mr. Song is the director and major shareholder of the Company, and he is also the major shareholder of Porta Capital, Bru Haas (B), Bru Haas, Tila Network, and Porta Network. Amount due to these related companies are those trade and nontrade payables arising from transactions between the Company and the related companies, such as advances made by the related companies on behalf of the Company, and advances made by the Company on behalf of the related companies. Those advances are unsecured, non-interest bearing and have no fixed terms of repayment. The advances to Mr. Song are mainly for working capital purpose.

In the ordinary course of business, during the years ended December 31, 2024, 2023 and 2022, the Company involved with certain transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		Years ended December 31,
Nature of transactions with related parties		2024	2023	2022

Research and development consulting fee to related parties:
- Porta Capital	(a)	$35,985	$35,929	$36,287

Consultancy fee to related parties
- Clicque	(b)	$–	$144,816	$149,982

Rent expense of Matchroom platform server to related parties:
- Porta Capital	(c)	$113,951	$113,774	$113,573
- Bru Haas (B)	(d)	239,530	296,061	241,998
- Clicque	(d)	241	115	–

Total		$353,722	$409,950	$355,571

Network Bandwidth expense to Bru Haas (B)	(e)	$215,998	$215,575	$215,238

Director fee
- Elain Binti Lockman		$–	$–	$4,474
- Ganesha		13,123	13,165	13,635
- Kamal Hamidon		–	17,115	49,085
- Ding Jung Long		–	23,339	81,437

Total		$13,123	$53,619	$148,631

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

Both platform server rent expense and network bandwidth expense are recorded in the cost of revenue.

(a) The Company entered a consultancy service agreement with Porta Capital for a fixed period of 36 months commenced from January 1, 2024 to December 2026. The consultancy service fee is $3,000 per month.

(b) The Company entered two separate consultancy service agreements with Clicque for a fixed period of 36 months each commenced from June 1, 2021 and December 1, 2021. The consultancy service fees are RM 40,000 (equivalent to approximately $9,700) per month and RM 15,000 (equivalent to approximately $3,600) per month, respectively.

(c) The Company entered a platform server rental agreement with Porta Capital for a fixed period of 60 months commenced from January 1, 2021 to December 2025. The rent is $9,500 per month.

(d) The Company entered a platform server rental agreement with Bru Haas (B) for a fixed period of 60 months commenced from July 1, 2021 to December 2026. The rent is $20,000 per month.

(e) The Company entered a network bandwidth rental agreement with Bru Haas (B) for a fixed period of 36 months commenced from January 1, 2023 to December 2025. The rent is $18,000 per month.

During the year ended December 31, 2024, 2023 and 2022, the Company utilized space on a rent-free basis in the office located at Unit 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia which is owned by Mr. Song. The fair market value of the rent is RM1,500 per month.

10.	CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the years ended December 31, 2024, 2023 and 2022, the individual customer who accounts for 10% or more of the Company’s revenues and its outstanding receivable balances as at year-end dates, are presented as follows:

	Year ended December 31, 2024			December 31, 2024
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer A	$700,884	98%		$–

Total:	$700,884	98%	Total:	$–

	Year ended December 31, 2023			December 31, 2023
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer A	$289,368	91%		$11,768

Total:	$289,368	91%	Total:	$11,768

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

	Year ended December 31, 2022			December 31, 2022
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer A	$69,259	45%		$66,000
Customer B	16,546	11%		3,638

Total:	$85,805	56%	Total:	$69,638

(b)	Major suppliers

For the years ended December 31, 2024 and 2023, the individual supplier who accounts for 10% or more of the Company’s cost of revenue and its outstanding payable balances as at year-end dates, are presented as follows:

	Year ended December 31, 2024			December 31, 2024
Suppliers	Cost of revenues	Percentage of cost of revenues		Balance outstanding

Supplier A	$113,951	20%		$1,068,099
Supplier B	$455,528	79%		$1,695,698

Total:	$569,479	99%	Total:	$2,763,797

	Year ended December 31, 2023			December 31, 2023
Suppliers	Cost of revenues	Percentage of cost of revenues		Balance outstanding

Supplier A	$113,774	18%		$797,932
Supplier B	$511,636	80%		$1,083,511

Total:	$625,410	98%	Total:	$1,881,443

For the years ended December 31, 2022, no suppliers who accounts for 10% or more of the Company’s cost and its outstanding payable balances as at year-end dates.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

(c)	Economic and political risk

The Company’s major operations are conducted in Malaysia. Accordingly, the political, economic, and legal environments in Malaysia, as well as the general state of Malaysia’s economy may influence the Company’s business, financial condition, and results of operations.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of TAKA and MYR converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(d)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash with various financial institutions in Malaysia. Cash are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Perbadanan Insurans Deposit Malaysia (“PIDM”) pays compensation up to a limit of RM250,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024 and 2023, the Company did not have deposit funds that exceeded the insured limits in Malaysia.

11.	COMMITMENTS AND CONTINGENCIES

The Company from time to time may be involved in legal proceedings and disputes arising in the normal course of business. The Company believes that there are no material claims or actions pending or threatened against the Company.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

On April 28, 2021, the Company entered into a financial advisory agreement, (“the agreement”) with Maxim Group, LLC (“Maxim”), a leading full-service investment banking, securities and wealth management firm, pursuant to which Maxim will provide certain advisory services including strategic corporate planning, capitalization, and marketing. Additionally, Maxim, will advise the Company with respect to its objective to list on a national securities exchange. As consideration for Maxim’s services pursuant to the agreement, the Company agreed to issue restricted shares of the Company’s common stock to Maxim equal to 2% of the outstanding shares of the Company’s Common Stock. As mentioned in Note 6, the Company issued 1,403,973 restricted shares, 1% of the outstanding shares of the common stock, upon execution of the agreement. Under the terms of the agreement, the Company is committed to issue additional restricted shares of 1% of the outstanding shares of its common stock upon a successful listing of the Company’s common stock to a national exchange (NASDAQ or NYSE).

On November 4, 2022 (the “Issue Date”), Leet Technology Inc. (the “Company”) entered into a Securities Purchase Agreement dated as of November 4, 2022 (the “SPA”), by and between the Company and 1800 Diagonal Lending LLC, a Virginia limited liability company (the “Investor”). Pursuant to the SPA, among other things, the Company agreed to issue to the Investor a convertible note in the principal amount of $113,300.00 (the “Note” and together with the SPA, the “Agreements”). The Note contains an original issue discount amount of $10,300.00, legal fees payable to Investor’s legal counsel of $2,000.00 and to Investor a due diligence fee of $1,000.00. The Note accrues interest at an annual interest rate of 8% and a default rate of 22%, and matures on November 4, 2024 (the “Maturity Date”). The Investor may convert the Note into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), 180 days after the Issue Date until the later of (i) Maturity Date and (ii) the date the Company pays any amounts owed in connection with an event of default. The per share conversion price into which the Note is convertible into shares of Common Stock (the “Conversion Price”) is 75% multiplied by the average of the lowest three closing bid prices for the Common Stock during the ten trading days ending on the last trading day prior to the conversion date. The Company has the right to prepay the outstanding principal amount of the Note, plus any accrued interest on the outstanding principal (including any default interest) at a rate of (x) 110% during the period ending 60 days after the Issue Date, (y) 115% during the period between 61 days and 180 days after the Issue Date and (z) 120% during the period between 180 days and 730 days after the Issue Date.

On August 22, 2023, the Company received Summons from the National Labour Relations Commission (the “NLRC”) on behalf of its former employee (the “Complainant”) for mandatory conciliation/mediation conference. On November 16, 2023, the Company received a Notice of Decision from the NLRC ordering the Company to pay Complainant a monetary award of 3,152 USD.

On November 30, 2023, the Complainant submitted a Memorandum of Appeal to the NLRC. On December 11, 2023, the Company submitted Reply to the Memorandum of Appeal.

On July 4, 2024, the NLRC rendered its decision partially in favour of the Complainant. On January 14, 2025, the NLRC ordered a writ of execution to be issued against the Company.

12.	SEGMENTED INFORMATION

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and President, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similar customer base and similarities in economic characteristics, nature of services.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022

The Company had no inter-segment sales for the periods presented. Summarized financial information concerning the Company’s reportable segments is shown as below:

	For the year ended December 31, 2024
By Business Unit	Investment holding	IT	Total

Revenue	$–	$715,288	$715,288
Cost of revenue	–	(573,932)	(573,932)
Depreciation and amortization	–	(29,157)	(29,157)
Net (loss) profit before taxation	(160,896)	140,023	(20,873)

Total assets	$–	$266,834	$266,834

	For the year ended December 31, 2023
By Business Unit	Investment holding	IT	Total

Revenue	$–	$317,413	$317,413
Cost of revenue	–	(643,316)	(643,316)
Depreciation and amortization	–	(36,755)	(36,755)
Net (loss) profit before taxation	(441,664)	(961,783)	(1,403,447)

Total assets	$–	$132,329	$132,329

	For the year ended December 31, 2024
By Country	United States	British Virgin Islands	Bangladesh	Malaysia	Total

Revenue	$–	$–	$(1,898)	$717,186	$715,288
Cost of revenue	–	–	(2,176)	(571,756)	(573,932)
Depreciation and amortization	–	–	–	(29,157)	(29,157)
Net (loss) profit before taxation	(129,121)	(31,775)	(32,566)	172,589	(20,873)

Total assets	$–	$–	$2,485	$264,349	$266,834

	For the year ended December 31, 2023
By Country	United States	British Virgin Islands	Bangladesh	Malaysia	Total

Revenue	$–	$–	$–	$317,413	$317,413
Cost of revenue	–	–	–	(643,316)	(643,316)
Depreciation and amortization	(5,545)	–	–	(36,755)	(42,300)
Net loss before taxation	(327,520)	(114,144)	(24,505)	(937,278)	(1,403,447)

Total assets	$–	$–	$8,064	$124,265	$132,329

13.	SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to February 12 , 2026, the date that the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Item No.	Description
1.1	Memorandum and Articles of Association of Leet Inc. dated October 4, 2022 (incorporated by reference to Exhibit 1.2 of the Company’s Current Report on Form 6-K filed with the SEC)

10.1	Employment Agreement between Leet Entertainment and Kamal Hamidon Bin Mohamed Ali*

10.2	Employment Agreement between Leet Entertainment and Long Ding Jung *

10.3	Employment Agreement between Leet Entertainment and Ganesha Karuppiaya *

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Principal Executive Officer Certification required by Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Principal Financial Officer Certification required by Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes Oxley Act of 2002

101.	Inline Interactive Data Files for the Company’s Form 20-F (to be filed by Amendment).

_______________

* Incorporated by reference to Form 10-K for fiscal year ended December 31, 2020 filed on March 12, 2021

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leet Inc.

Dated: February 13, 2026		/s/ Dai SONG
	By:	Dai SONG
	Its:	Interim CEO

Dated: February 13, 2026		/s/ Jayaisvaran Muruhan
	By:	Jayaisvaran Muruhan
	Its:	Interim Chief Financial Officer and Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: February 13, 2026		/s/ Dai Song
	By:	Dai Song, Director