Form 20-F
period 2025-12-31
Leet INC.
filed 2026-05-15
CIK 1946746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from __________ to __________

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

The number of issued and outstanding ordinary shares, par value $0.0001 per share, is 151,096,262 as of December 31, 2025. The number of issued and outstanding preferred shares, par value $0.0001 per share, is 6,898,256 as of December 31, 2025.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

The Company officially launched its commercial service (Matchroom) in Malaysia in January 2019. Because the Company has a limited operating history, you should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

•	That we may not have sufficient capital to achieve our growth strategy;

•	That we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

•	That our growth strategy may not be successful; and

•	That fluctuations in our operating results will be significant relative to our revenues.

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

Sales of additional shares of our common stock, as well as securities convertible into or exercisable for common stock, could result in substantial dilution to our stockholders and cause the market price of our common stock to decline. An aggregate of 151,096,262 shares of common stock were outstanding as of May 15, 2026. There are no outstanding options or warrants to purchase shares of our common stock. A substantial majority of the outstanding shares of our common stock are freely tradable without restriction or further registration under the Securities Act.

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

Regulation of penny stocks.

The SEC has adopted a number of rules to regulate “penny stocks.” Because the securities of the Company may constitute “penny stocks” within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, other than a security registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security are provided by the exchange or system), the rules would apply to the Company and to its securities. The SEC has adopted Rule 15g-9 which established sales practice requirements for certain low-price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person’s account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person’s financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (A) the broker or dealer is required to provide the person with the written statement and (B) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person’s financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement.

It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the “penny stock” and information on the limited market. Shareholders should be aware that, according to SEC Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include: (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid ask differential and markups by selling brokerdealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company’s management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company’s securities.

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

In 2024 and 2025, we continued to focus on a B2B (Business to Business) model with mobile network operators within Southeast Asia, South Asia and other continents to extend our platform’s (Maverick) product offerings via a white label model, of which our telco subscribers will subscribe to a data package that offers a tournament pass or ticket granting users to compete in a series of tournaments on the platform.

In 2026, we intend continue focusing on the B2B model within Southeast Asia, South Asia and other continents to extend our Maverick product offerings.

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

As of December 31, 2025, we have approximately 4 full time employees based in Malaysia, 3 full time employees based in Vietnam and 1 full time employees based in Indonesia. We have never experienced a work stoppage.

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

C.	Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this Report:

Name	Place of Formation	Relationship
Leet Entertainment Sdn. Bhd.	Malaysia	Wholly owned subsidiary, our Malaysia subsidiary
Leet Technology (BD) Ltd.	Bangladesh	80% owned subsidiary, our Bangladesh subsidiary
Veo Edge Technology Sdn Bhd	Malaysia	Wholly owned subsidiary, our Malaysia subsidiary

D.	Property, Plant and Equipment

See “—B. Business Overview — Description of Properties

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this Report. This Report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this Report. We caution you that our businesses and financial performance are subject to substantial risks, changes and uncertainties.

A.	Operating Results

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2025 and December 31, 2024

Results of Operations

	Years ended December 31,
	2025	2024

Revenues	$9,842	$715,288

Cost of revenue	(313,285)	(573,932)
Gross (loss)/profit	(303,443)	141,356

Operating expenses:
Research and development	(18,546)	(35,985)
General and administrative	(430,279)	(493,155)
Total operating expenses	(448,825)	(529,140)

Other income (expense):
Cybersecurity service income	–	101
Foreign exchange gain	92,756	1,556
Written off of accounts receivable	(126)	–
Sundry income	26,197	365,254
	118,827	366,911

Loss before income taxes	(633,441)	(20,873)

Income tax expense	–	(21)

NET LOSS	$(633,441)	$(20,894)

Revenues

All of our major customers are located in Malaysia.

Revenue decreased by 98.6% to $9,842 for the year ended December 31, 2025, from $715,288 for the year ended December 31, 2024. The decreased in revenue is mainly attributed by our white label project contract ended in 2024 with Smart Communications, Inc., a large telecommunication provider in the Philippines and revenue of matchroom Mini-app solutions.

Cost of Revenues

Cost of revenue decreased by 45.4% to $313,285 for the year ended December 31, 2025, from $573,932 for the year ended December 31, 2024. The decrease in cost of revenue is due to the decrease in rental of platform server cost, network bandwidth expenses, and direct labour costs.

Gross Profit

Gross loss $303,443 for the 2025 Fiscal Year as compared to the gross profit of $141,356 for the 2024 Fiscal Year. The decrease in gross profit was in like with the decrease in revenue significantly from the 2024 Fiscal Year to the 2025 Fiscal Year.

Research and Development Expenses

Research and development expenses decreased by 48.5% to $18,546 for the year ended December 31, 2025, from $35,985 for the year ended December 31, 2024. Research and development costs are expensed as incurred and consist of development work associated with our existing technology, customer solutions and processes. Our research and development expenses relate primarily to payroll costs for personnel, costs associated with various projects, including testing, development and other related expenses.

General and Administrative Expenses

General and administrative expenses decreased by 12.7% to $430,279 for the year ended December 31, 2025, from $493,155 for the year ended December 31, 2024. The decrease in general and administrative expenses is mainly attributable from the decrease in exhibition expenses, legal and professional fees, consultancy fees and staff salaries and wages.

Net loss

Net loss increased 2,931.7%  to $633,441 for the year ended December 31, 2025, from $20,894 for the year ended December 31, 2024. The decrease in net loss is mainly attributed by the decrease in revenue.

B.	Liquidity and Capital Resources

Comparison for the Years ended December 31, 2025 and December 31, 2024

As of December 31, 2025, we had cash and cash equivalents of $3,994, accounts receivable of $1,275 and deposit and other receivables of $2,995. Such cash amounts and other sources of liquidity were not sufficient to support our operations in the next twelve months. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain its operations. In the absence of such financing, our business will likely fail.

The following table summarizes our sources and uses of cash for the years ended December 31, 2025 and December 31, 2024:

	Years Ended December 31,
	2025	2024
Net cash used in operating activities	$(593,093)	$(568,370)
Net cash used in investing activities	$(962)	$–
Net cash provided by financing activities	$417,666	$650,518

Net Cash Used In Operating Activities

For the year ended December 31, 2025, net cash used in operating activities was $593,093, which consisted primarily of a net loss of $633,441, a decrease in accrued liabilities and other payables of $43,152 and offset by depreciation on plant and equipment of $6,781, impairment loss on accounts receivable of $126, a decrease in accounts receivable of $75,698, an increase in account payables of $221 and a decrease in deposit and other receivables of $674.

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

Net Cash Used In Investing Activity

For the year ended December 31, 2025, net cash used in investing activity was $962, which consisted of net cash outflow from purchase of plant and equipment.

For the year ended December 31, 2024, no net cash was generated from investing activity.

Net Cash Provided By Financing Activities

For the year ended December 31, 2025, net cash generated from financing activities was $417,666 consisting primarily of advances from related parties of $409,489 and advance from directors of $8,177.

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

As of December 31, 2025, the Company had $3,994 in cash, working capital deficit of $5,030,559   and accumulated deficit of $13,755,305. The Company incurred a continuous net loss of $633,441 during the year ended December 31, 2025. The Company believes that its current level of cash is not sufficient to fund its operations and obligations without additional financing.

The continuation of the Company as a going concern through December 31, 2025, is dependent upon the continued financial support from its stockholders and related parties. The Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations for one year from the date of the filing of the financial statements.

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

During the fiscal years ended December 31, 2025 and 2024, we maintained consistent investment in R&D activities across key business areas. Our R&D policies emphasize:

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

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the presentation of our financial condition and results of operations and require management’s subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following accounting policies are critical in the preparation of our financial statements.

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

Under ASC 606, a performance obligation is a promise within a contract to transfer a distinct good or service, or a series of distinct goods and services, to a customer. Revenue is recognized when performance obligations are satisfied and the customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for goods or services. Under the standard, a contract’s transaction price is allocated to each distinct performance obligation. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Name	Position Held with the Company	Age	Date First Elected or Appointed
Dai, SONG	Director	65	December 13, 2021
Dai, SONG	Interim Chief Executive Officer	65	June 7, 2023
Jayaisvaran Muruhan	Interim Chief Financial Officer	35	April 27, 2025
Ganesha Karuppiaya	Independent Director	44	December 13, 2021
Daniel Pacheco	Chief Technology Officer	33	January 11, 2023

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

GANESHA KARUPPIAYA-Independent Director

Mr. Karuppiaya began his career as a Senior Software Engineer, developing web and networking applications. After about 2 years, he joined Bru-Haas (M) Sdn Bhd as a Technical Consultant/Presales Engineer in 2007, supporting the company’s telecommunications business functions, from pre-sales to the provision and after-sales support.

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

Executive Compensation

The following table sets forth the amount of compensation, including stock-based compensation, that was paid, earned and/or accrued during the fiscal year ended December 31, 2025, to each of our officers and directors above.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Dai, Song (1)	2025	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Ganesha Karuppiaya (2)	2025	8,177	-0-	-0-	-0-	-0-	-0-	-0-	8,177

(1)	Mr. Dai, Song was appointed as director on December 13,2021 and Interim CEO on June 7, 2023.

(2)	On December 13, 2021, Mr. Ganesha Karuppiaya was appointed to the Board of Directors as Independent Director. Effective 3rd November 2025, the board of directors (the “Board”) appointed Mr. Ganesha Karuppiaya, who currently serves as a director of Leet Inc., to serve as the Chairman of the Audit Committee of Leet Inc. (the “Company”).

C.	Board Practices

Board of Directors

As of December 31, 2025, our Board of Directors consisted of Song Dai and Ganesha Karuppiaya. As of December 31, 2025, Ganesha Karuppiaya is qualified as “independent directors” as the term is used in NASDAQ rule 5605(a)(2)

Effective 3rd November 2025, the board of directors (the “Board”) appointed Mr. Ganesha Karuppiaya, who currently serves as a director of Leet Inc., to serve as the Chairman of the Audit Committee of Leet Inc. (the “Company”). Mr. Ganesha Karuppiaya, aged 43, brings 18 years of experience in the technology industry, thereby having strong governance knowledge to the same from his wealth of experience in the industry. Mr. Ganesha Karuppiaya holds a degree in Bachelor of Computer Science from Coventry University in United Kingdom, further increasing his expertise and knowledge of the industry. This nominee, aged 43, qualifies as independent director under the applicable rules and regulations of the SEC and Section 301 of the Sarbanes-Oxley Act.

There are no arrangements or understandings between Mr. Ganesha and any other persons pursuant to which he was appointed to the Audit Committee. There are no related-party transactions involving Mr. Ganesha that are subject to disclosure under Item 7.B of Form 20-F. The Board believes Mr. Ganesha Karuppiaya will bring broad experience to the Company and would like to take this opportunity to welcome Mr. Ganesha Karuppiaya on joining the Audit Committee.

Following the appointment of Mr. Ganesha Karuppiaya as a member and Chairman of the audit committee, Mr. Dai Song would step down as the Chairman of the audit committee and remain a member of the audit committee.

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

Committees of the Board of Directors

Committees

All proceedings of the board of directors for the year ended December 31, 2025 were conducted by resolutions consented to in writing by the board of directors and filed with the minutes of the proceedings of our board of directors. Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

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

Audit Committee Financial Expert

We established an audit committee of the board of directors. The members of our audit committee are Mr. Dai Song and Mr. Ganesha Karuppiaya. Mr. Ganesha Karuppiaya also serves as the Chairman of the audit committee. We believe that this audit committee member is capable of analyzing and evaluating our consolidated financial statements and understanding internal controls and procedures for financial reporting.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share ownership

The following table sets forth, as of December 31, 2025, certain information with respect to our equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

The following table sets forth, as of December 31, 2025 certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our common shares, as well as by each of our current directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class(1)

Dai SONG (1) 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Common Stock	112,617,521	(2)	74.5%

Ganesha Karuppiaya 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia Common Stock	1,000,000		0.7%

Dai SONG 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Series A Preferred Stock	1,000,000

Bruhaas (B) Sdn. Bhd. 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Series B Convertible Preferred Stock	2,891,597

Porta Capital Limited 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia. Series B Convertible Preferred Stock	2,541,194

Directors and officers as a group (common stock)	113,617,521		75.2%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)	The total includes 2,000,000 shares issued to Dai Song for his interest in Leet Technology Limited.

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

Transaction and balances from related parties:

Related party balance consisted of the following as of December 31, 2025.

As of December 31, 2025
(Audited)
Due to Porta Capital Limited (“Porta Capital”)	$1,051,220
Due to Bru Haas (B) Sdn Bhd (“Bru Haas (B)”)	2,300,518
Due to Bru Haas Sdn Bhd (“Bru Haas”)	107,977
Due from Clicque Technology Sdn. Bhd. (“Clicque”)	(9,074)
Due from directors	253,142
Due to Leet Entertainment Group Limited (“Leet HK”)	414,814
$4,118,597

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

In the ordinary course of business, during the years ended December 31, 2025 and 2024, the Company involved with certain transactions, either at cost or current market prices and on the normal commercial terms among related parties.

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

Currently company involved in legal proceeding with ex-director Long Ding Jung. The Petitioner filed a winding up petition dated 19 November 2025 and proclaims that the Company is indebted to Long Ding Jung in the total sum of RM791,228.48, arising primarily from unpaid salary under Leet Entertainment Sdn Bhd during his tenure as Chief Executive Officer of the Company. The next winding up hearing is fixed on 8th July 2026.

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

In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. See “Item 3. Key Information – D. Risk Factors—Risks Related to our Ordinary Shares— Because we do not expect to pay dividends in the foreseeable future, shareholders must rely on price appreciation of our Ordinary Shares for returns on their investment.

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

Our amended and restated memorandum and articles of association on October 4, 2022 authorizes us to issue unlimited ordinary shares shares each with $0.0001 par value, 1,000,000 series A preferred shares with $0.0001 par value each and 10,000,000 series B preferred shares of $0.0001 par value each. As of December 31, 2025, the total number of Ordinary Shares issued and outstanding was 151,096,262, the total number of Series A preferred shares issued and outstanding was 1,000,000 and the total number of series B preferred shares issued and outstanding was 5,898,256.

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

Indemnification of Directors and Officers of the Company

Subject to the Statute, every Director and officer of the Company (which for the avoidance of doubt, shall not include Auditors), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

Subject to the Statute, the Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

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

General Meetings

The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. All general meetings other than annual general meetings shall be called extraordinary general meetings. The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than 10% by number of the issued Shares which as at that date carry the right to vote in respect of the matter for which the meeting is requested. The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists. If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within 21 days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period. A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

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

Pursuant to the ITA, a non-resident company—namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA—is subject to the following tax rates:

Type of Income	Rate (%)
Business Income	24
Advice, assistance, or services rendered in Malaysia	10
Interest	15	*
Dividends	Exempt

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

F.	Dividends and Paying Agents

Not Applicable

G.	Statement by Experts

Not Applicable

H.	Documents on Display

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

Not applicable

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

As required by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, our management, including Dai, Song, our interim chief executive officer, and Jayaisvaran Muruhan, our interim chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

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

In light of these material weaknesses, we performed additional analyses and procedures in order to conclude that our consolidated financial statements for the years ended December 31, 2025 and 2024 included in this Annual Report on Form 10-K were fairly stated in accordance with the U.S. GAAP. Accordingly, management believes that despite our material weaknesses, our consolidated financial statements for the years ended December 31, 2025 and 2024 are fairly stated, in all material respects, in accordance with the U.S. GAAP.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

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

D.	Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the last quarterly period covered by this report that have materially affected, and therefore has no significant impact on the company’s financial report nor internal control. Under the new ownership and management, accounting officer will provide monthly, quarterly, semi-annually, annually financial statements to our shareholders, CPA, and corporate management to ensure accurate financial activities recorded.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We established an audit committee of the board of directors. The members of our audit committee are Mr. Dai Song and Mr. Ganesha Karuppiaya. Mr. Ganesha Karuppiaya  also serves as the Chairman of the audit committee. We believe that this audit committee member is capable of analyzing and evaluating our consolidated financial statements and understanding internal controls and procedures for financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Audit fees

The aggregate fees billed for the two most recently completed fiscal periods for professional services rendered by JP Centurion & Partners PLT for the year ended December 31, 2025 and 2024 and for quarterly reviews of our interim consolidated financial statements and services normally provided by the independent accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Audit Fees and Audit Related Fees – JP Centurion & Partners PLT	$108,000	$107,156
Total	$108,000	$107,156

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board  of Directors and Stockholders of Leet Inc.

805, 8th Floor

Menara Mutiara Majestic, Jalan Othman 46000 Petaling Jaya,

Selangor

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Leet Inc. (the ‘Company’) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in stockholders’ equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, for the year ended December 31, 2025, the Company had working capital deficit of $5,030,559 and accumulated deficit of $13,755,305. The Company incurred a net loss of $633,441 during the year ended December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Revenue recognition

Revenue recognition are key aspects of the financial statements, and during our audit for the financial year ended December 31, 2025 and 2024, we identified several critical audit matters related to revenue and deferred revenue recognition. These matters require significant judgement involved in recognizing revenue and deferred revenue under contractual agreements.

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

Recoverability and impairment of financial assets

The Company’s trade receivables amounted to $1,275 as at December 31, 2025 (December 31, 2024: $5,357), represents approximately 7.0% (2024: 2.0%) of the Company’s total assets.

We focus and assess the recoverability of the financial assets involved judgements and estimation uncertainty in analyzing historical trends of payment, indicators of expected credit losses (ECL) and customer payment terms. Auditing financial assets is an essential component of the financial audit process.

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
Kuala Lumpur, Malaysia

May 15, 2026

PCAOB ID: 6723

LEET INC.

(Formerly Leet Technology Inc.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2025	2024

ASSETS
Current assets:
Cash	$3,994	$33,248
Accounts receivable	1,275	5,357
Amounts due from related parties	9,074	168,416
Deposits and other receivables	2,995	3,365

Total current assets	17,338	210,386

Non-current asset:
Plant and equipment, net	898	56,448

Total non-current asset	898	56,448

TOTAL ASSETS	$18,236	$266,834

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$233	$–
Accrued liabilities and other payables	752,518	725,185
Accrued compensation payable to officers and directors	167,475	166,570
Amounts due to related parties	4,127,671	3,480,148

Total current liabilities	5,047,897	4,371,903

TOTAL LIABILITIES	5,047,897	4,371,903

Commitments and contingencies	–	–

MEZZANINE EQUITY
Series B Convertible Preferred Stock, 10,000,000 shares authorized, $0.0001 par value, 5,898,256 shares issued and outstanding as of December 31, 2025 and 2024 respectively	6,417,301	6,039,813

STOCKHOLDERS’ DEFICIT
Preferred stock, 1,000,000 shares authorized, $0.0001 par value: Series A, 1,000,000 authorized, issued and outstanding	100	100
Common stock, unlimited ordinary shares of no par value; 151,096,262 and 151,096,262 shares issued and outstanding as of December 31, 2025 and 2024, respectively	15,110	15,110
Additional paid-in capital	2,773,081	2,773,081
Accumulated other comprehensive loss	(464,855)	(173,365)
Accumulated losses	(13,755,305)	(12,746,094)

Total stockholders’ deficit attributable to the Company	(11,431,869)	(10,131,168)
Non-controlling interest	(15,093)	(13,714)
Total stockholders’ deficit	(11,446,962)	(10,144,882)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$18,236	$266,834

The accompanying notes are an integral part of these consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31,
	2025	2024

Revenue	$9,842	$715,288

Cost of revenue (includes related party expenses, $307,541 and $569,720 in 2025 and 2024)	(313,285)	(573,932)
Gross (loss)/profit	(303,443)	141,356

Operating expenses:
Research and development (includes related party expenses, $118,546 and $35,985 in 2025 and 2024)	(18,546)	(35,985)
General and administrative expenses	(430,279)	(493,155)
Total operating expenses	(448,825)	(529,140)

Loss from operations	(752,268)	(387,784)

Other income (expense):
Cybersecurity service income	–	101
Foreign exchange gain	92,756	1,556
Written off of accounts receivable	(126)	–
Sundry income	26,197	365,254
	118,827	366,911

LOSS BEFORE INCOME TAXES	(633,441)	(20,873)

Income tax expense	–	(21)

NET LOSS	(633,441)	(20,894)
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(1,718)	(6,517)
NET LOSS ATTRIBUTABLE TO THE COMPANY	(631,723)	(14,377)

Other comprehensive loss:
Foreign currency translation loss	(291,151)	(140,392)
COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(1,379)	(5,618)

COMPREHENSIVE LOSS ATTRIBUTABLE TO THE COMPANY	(923,213)	(155,668)
COMPREHENSIVE LOSS	$(924,592)	$(161,286)
Basic and diluted loss per common share	$(0.00)	$(0.00)
Weighted average number of common shares outstanding, basic and diluted	151,096,262	151,096,262

The accompanying notes are an integral part of these consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	For the years ended December 31, 2025 and 2024
	Series A Preferred stock		Common stock		Stock to be cancelled		Additional	Accumulated other		Non-	Total
	No. of		No. of		No. of		paid-in	comprehensive	Accumulated	controlling	stockholders’
	shares	Amount	shares	Amount	shares	Amount	capital	loss	losses	interests	deficit
Balance as of December 31, 2023	1,000,000	$100	151,096,262	$15,110	–	$–	$2,773,081	$(32,074)	$(12,354,229)	$(8,096)	$(9,606,108)

Dividend	–	–	–	–	–	–	–	–	(377,488)	–	(377,488)
Foreign currency translation adjustment	–	–	–	–	–	–	–	(141,291)	–	899	(140,392)
Net loss for the year	–	–	–	–	–	–	–	–	(14,377)	(6,517)	(20,894)

Balance as of December 31, 2024	1,000,000	$100	151,096,262	$15,110	–	$–	$2,773,081	$(173,365)	$(12,746,094)	$(13,714)	$(10,144,882)

Dividend	–	–	–	–	–	–	–	–	(377,488)	–	(377,488)
Foreign currency translation adjustment	–	–	–	–	–	–	–	(291,490)	–	339	(291,151)
Net loss for the year	–	–	–	–	–	–	–	–	(631,723)	(1,718)	(633,441)
Balance as of December 31, 2025	1,000,000	$100	151,096,262	$15,110	–	$–	$2,773,081	$(464,855)	$(13,755,305)	$(15,093)	$(11,446,962)

The accompanying notes are an integral part of these consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2025	2024

Cash flows from operating activities:
Net loss	$(633,441)	$(20,894)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation on plant and equipment	6,781	29,157
Impairment loss on accounts receivable	126	–
Changes in operating assets and liabilities:
Accounts receivable	75,698	(11,687)
Deposits, prepayment and other receivable	674	11,816
Accounts payable	221	(60,551)
Accrued liabilities and other payables	(43,152)	(46,054)
Accrued compensation payable to officers and directors	–	(155,146)
Contract liability	–	(315,011)
Net cash used in operating activities	(593,093)	(568,370)

Cash flows from investing activity:
Purchase of plant and equipment	(962)	–
Net cash used in investing activity	(962)	–

Cash flows from financing activities:
Proceeds from (repayment to) a director	8,177	130,137
Proceeds from related parties	409,489	475,381
Net cash provided by financing activities	417,666	605,518

Effect of exchange rate on changes in cash	147,135	(20,480)

Net change in cash	(29,254)	16,668

CASH, BEGINNING OF YEAR	33,248	16,580

CASH, END OF YEAR	$3,994	$33,248

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for tax	$–	$21
Cash paid for interest	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

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

On July 22, 2022, the Board of Directors of the Company approved and authorized the Company to purchase all of Mr. Song’s shares in LEET Inc. for a cash consideration of $1. As of July 26, 2022, LEET Inc. became a wholly owned subsidiary of the Company.

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

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Description of subsidiaries

Name	Place of incorporation and kind of legal entity	Principal activities	Particulars of registered/ paid up share capital	Effective interest held

Leet Entertainment Sdn. Bhd.	Malaysia	Provision of information technology and mobile application development and digital content publishing service	1,000 ordinary shares at par value of MYR1	100%

Leet Technology (BD) Ltd.	Bangladesh	Provision of information technology and mobile application development and digital content publishing service	100,000 ordinary shares at par value of Taka 100	80%

Veo Edge Technolgy Sdn. Bhd.	Malaysia	Provision of information technology and mobile application development and digital content publishing service	1 ordinary share at par value of MYR1	100%

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

2.	LIQUIDITY AND GOING CONCERN UNCERTAINTIES

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

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

As of December 31, 2025, the Company had $3,994 in cash, working capital deficit of $5,030,559 and accumulated deficit of $13,755,305. The Company incurred a continuous net loss of $633,441 during the year ended December 31, 2025. The Company believes that its current level of cash is not sufficient to fund its operations and obligations without additional financing.

The continuation of the Company as a going concern through December 31, 2025, is dependent upon the continued financial support from its stockholders and related parties. The Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations for one year from the date of the filing of the consolidated financial statements.

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

Use of estimates and assumptions

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements during the years reported. Actual results may differ from these estimates. We believe that the assumptions, judgments and estimates involved in the accounting for leases, revenue recognition and expected credit loss have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules requiring us to make judgments and estimates, and consequently, we consider these to be our critical accounting policies. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in conformity with US GAAP. All inter-company balances and transactions within the Company have been eliminated upon consolidation.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Cash

Cash represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

Accounts receivable

Accounts receivable are recorded in accordance with Accounting Standards Codification (“ASC”) 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from completion of service. Credit is extended based on evaluation of a customer’s financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. At the end of each quarter, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company will consider the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. The Company does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2025 and 2024, there were no allowance for doubtful accounts.

Credit losses

The Company estimates and records a provision for its expected credit losses related to its financial instruments, including its trade receivables. Management considers historical collection rates, the current financial status of the Company’s customers, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, management believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments, including its trade receivables.

To determine the provision for credit losses for accounts receivable, the Company have assess the timing and extent of recoverability of receivables and the relevance of forward-looking information.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

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

DECEMBER 31, 2025 AND 2024

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

DECEMBER 31, 2025 AND 2024

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

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following table presents the revenue streams by segments, with the presentation revenue categories presented on the statements of operation for the years indicated:

	Years ended December 31,
	2025	2024

White label solutions	$1,884	$704,443
Matchroom Mini-app solutions	7,958	10,845

	$9,842	$715,288

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company also adopted ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about the reporting entity’s effective tax rate reconciliation as well as information on income taxes paid.

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

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

For the years ended December 31, 2025 and 2024, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The functional currencies of the Company’s operating subsidiaries are their local currencies Bangladeshi Taka (“TAKA”) and Malaysian Ringgit (“MYR”). TAKA-denominated assets and liabilities are translated into the United States Dollar using the exchange rate at the balance sheet date (121.3150 and 118.3950, at December 31, 2025 and 2024 respectively), and revenue and expense accounts are translated using the weighted average exchange rate in effect for the period (120.6940 and 114.2700 for the year ended December 31, 2025 and 2024, respectively)). MYR-denominated assets and liabilities are translated into the United States Dollar using the exchange rate at the balance sheet date (0.24663 and 0.22387, at December 31, 2025 and 2024, respectively), and revenue and expense accounts are translated using the weighted average exchange rate in effect for the period (0.23364 and 0.21872 for the years ended December 31, 2025 and 2024, respectively).

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

DECEMBER 31, 2025 AND 2024

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

	As of December 31,
	2025	2024
	(Shares)	(Shares)

Convertible shares	5,898,256	5,898,256

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

DECEMBER 31, 2025 AND 2024

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

Recent accounting pronouncements

Accounting Standards not yet Adopted

Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40):

Disaggregation of Income Statement Expenses:

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted.

Accounting Standards Update 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a VIE

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in a VIE ("ASU 2025-03"). This standard clarifies the guidance in determining the accounting acquirer in a business combination effected primarily by exchanging equity interests when the acquiree is a VIE that meets the definition of a business. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively to acquisitions after the adoption date.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Accounting Standards Update 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU No. 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets" ("ASU 2025-05"). ASU 2025-05 provides amendments to ASC 326, "Financial Instruments – Credit Losses" ("ASC 326"), which allow entities to elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset when developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, "Revenue from Contracts with Customers" ("ASC 606"). The amendments in this update are effective for fiscal years beginning after December 15, 2025 and interim periods within those fiscal years, with early adoption permitted. The amendments should be applied on a prospective basis.

The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

The Company does not expect that any other recently issued accounting pronouncements will have a significant effect on its consolidated financial statements.

4.	PLANT AND EQUIPMENT

Plant and equipment consisted of the following:

	As of December 31,
	2025	2024
Computer and equipment	$962	$139,530
Furniture and fixtures	–	8,342
Leasehold improvements	–	21,062
	962	168,934

Less: accumulated depreciation	(64)	(112,486)
	$898	$56,448

Depreciation expense for the years ended December 31, 2025 and 2024 were $6,781 and $29,157, respectively.

5.	ACCRUED LIABILITIES AND OTHER PAYABLE

	As of December 31,
	2025	2024

Amount due to Fastnet technology Co Ltd.	$554,591	$503,405
Others	197,927	221,780
	$752,518	$725,185

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

6.	ACCRUED COMPENSATION

	As of December 31,
	2025	2024

Accrued salaries for former directors	$167,475	$166,570

As at December 31, 2025, amounting to $94,655 and $72,820 was due to former director Long Ding Jung and Kamal Hamidon respectively. As at December 31, 2024, amounting to $85,919 and $80,651 was due to former director Long Ding Jung and Kamal Hamidon respectively.

The former director Long Ding Jung are currently taking legal proceeding against the Company to recover the outstanding balance.

7.	STOCKHOLDERS’ DEFICIT

Memorandum and Articles of Association of Leet Inc. is authorised to issue an unlimited number of shares divided into four classes as follows: (a) unlimited ordinary shares of no par value each (the “Ordinary Shares”) (b) 1,000,000 series A preferred shares of no par value each (the Series A Preferred Shares”) (c) 10,000,000 series B preferred shares of no par value each (the “Series B Preferred Shares”) and (d) 9,000,000 preferred shares of no par value each (the “Preferred Shares”) in one or more series.

Series A Preferred Stock

(a)	Each Series A Preferred Share confers on the holder:

(a)	the right to one hundred (100) votes on any Resolution of Members;
(b)	no right to any dividend or distribution paid by the Company in accordance with the Statute
(c)	the right to convert such Series A Preferred Shares
(d)	in the event of any liquidation, dissolution, or winding up of the Company, whether involuntary or voluntary, the right in respect of a share in the distribution of the surplus assets of the Company
(e)	as to redemption: subject to the restrictions and conditions contained in the Schedule, the right to require the redemption of such Series A Preferred Share by the Company as provided in the Schedule and to receive the redemption proceeds applicable to such redemption of Series A Preferred Shares.

As of December 31, 2025 and 2024, the total number of Series A preferred shares issued and outstanding was 1,000,000 shares.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Series B Convertible Preferred Stock

(b)	Each Series B Preferred Share confers on the holder:

(a)	the right to one thousand (1,000) votes on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute

(c)	the right to convert such Series B Preferred Shares

(d)	in the event of any liquidation, dissolution, or winding up of the Company, whether involuntary or voluntary, the right in respect of a share in the distribution of the surplus assets of the Company

(e)	as to redemption: subject to the restrictions and conditions contained in the Schedule, the right to require the redemption of such Series B Preferred Share by the Company as provided in the Schedule and to receive the redemption proceeds applicable to such redemption of Series B Preferred Shares.

As of December 31, 2025 and 2024, there was 5,898,256 Series B preferred shares issued or outstanding.

Common Stock

(c)	Each Ordinary Share confers on the holder:

(a)	the right to one vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute; and

(c)	in the event of any liquidation, dissolution, or winding up of the Company, whether involuntary or voluntary, the right to an equal share in the distribution of the surplus assets of the Company.

The Companyis authorised to issue an unlimited ordinary shares of no par value each (the “Ordinary Shares”).The Company has not declared any dividends since incorporation.

On January 18, 2023, Leet Technology Inc. filed Form 8-K announcing that it had completed its merger (the “Merger”) on January 11, 2023 with Leet Inc., a company incorporated under the laws of the British Virgin Islands, with Leet Inc. continuing as the surviving company. The Merger was completed pursuant to an Agreement and Plan of Merger, dated January 5, 2023, by and between LEET BVI and the Company.

On June 15, 2023, the aggregate of 800,000 shares of restricted common stock was returned for cancellation.

As of December 31, 2025 and December 31, 2024, the Company had a total of 151,096,262 and 151,096,262 shares of its common stock issued and outstanding, respectively.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

8.	MEZZANINE EQUITY

On September 30, 2022, the Company issued to Porta Capital Limited, Bru Haas (B) Sdn Bhd, Bru Haas Sdn Bhd, Clicque Technology Sdn Bhd, Tilla Network Limited and Porta Network Inc., the Company’s related parties (collectively as the “Related Parties”), an aggregate of 5,898,256 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), of the Company pursuant to certain Debt Conversion Agreements, each dated September 30, 2022 (the “Debt Conversion Agreement”), between the Related Parties and the Company. Pursuant to the Board Resolution dated September 28, 2022, approving the adoption of certain rights and preferences of Series B Preferred Shares, the Agreements included the following rights: (i) dividend rights where each share of Series B Preferred Stock accrues an annual dividend of 8% and (ii) redemption rights only at the option of the Company at a rate of 110% during the period ending 360 days after the Issue Date. The price per Series B Preferred Stock is 0.80 USD. The Series B Preferred Shares were issued on September 30, 2022 in exchange for all or a portion of the balances due to each Related Party as of June 30, 2022. Because all of the shareholders of the Series B Preferred Shares are related parties of the company and majority owned by the same majority owner of the Company, it’s determined that the preferred shareholders can control the Company’s ability to exercise its redemption right at any time and therefore, mezzanine equity classification is appropriate in accordance with ASC - 480, Distinguishing Liabilities from Equity.

Preferred Stock – Series B – As of December 31, 2023	$5,662,325
Dividends of Series B Convertible Preferred Stock as of December 31, 2024	377,488
Preferred Stock – Series B – As of December 31, 2024	6,039,813
Dividends of Series B Convertible Preferred Stock as of December 31, 2025	377,488
Preferred Stock – Series B – As of December 31, 2025	$6,417,301

9.	LOSS PER SHARE

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

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024

Net loss for the year	$(633,441)	$(20,894)

Weighted average number of common shares outstanding, basic and diluted	151,096,262	151,096,262

Basic and diluted loss per common share	$(0.00)	$(0.00)

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

10.	INCOME TAX

Loss before income taxes for the years ended December 31, 2025, and 2024 is summarized as follows:

	Years ended December 31,
	2025	2024

U.S.	$–	$(129,121)
BVI	(147,494)	(31,775)
Foreign	(485,947)	140,023

Loss before income taxes	$(633,441)	$(20,873)

Provision for income taxes for the years ended December 31, 2025, and 2024 is summarized as follows:

Years ended December 31,
	2025	2024

Current:
U.S.	$–	$–
BVI	–	–
Foreign	–	–

Total provision for income taxes	$–	$–

The reconciliation of the federal statutory income tax amount and rate to the Company’s effective tax rate for the years ended December 31, 2025, and 2024 is as follows:

Schedule of reconciliation of the federal income tax
	Years ended December 31,
	2025			2024
	Amount	%		Amount	%

Loss before income taxes	$(633,441)			$(20,873)
Federal statutory tax rate	(133,023)	21.00%		(4,383)	21.00%
State and local income tax, net of federal income tax effect
Foreign tax effects:
Bangladesh
Foreign rate difference	(558)	0.09%		(2,117)	10.14%
Malaysia
Foreign rate difference	(53,026)	8.37%		(5,178)	24.81%
Changes in valuation allowances	186,608	(29.46%	)	11,698	(56.04%	)

Income tax expense and effective tax rate	$–	–		$21	0.09%

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The significant components of deferred taxes of the Company are as follows (rounded to the nearest thousand):

	As of December 31,
	2025	2024

Deferred tax assets
Net operating loss (NOL) carryforwards:
US	$–	$4,000,000
Malaysia	2,800,000	2,300,000
Bangladesh	87,000	79,000
Less: Valuation allowance	(2,887,000)	(6,379,000)
Total deferred tax assets	$–	$–

The table below summarizes changes in the valuation allowance for deferred tax assets for the years presented (rounded to the nearest thousand):

	Years ended December 31,
	2025	2024

Valuation allowance
Balance, beginning of year	$6,379,000	$6,239,000
Increases in (reversal of) valuation allowance during the year	(3,492,000)	140,000
Balance, end of year	$2,887,000	$6,379,000

At December 31, 2025, the Company’s subsidiary operating in Malaysia has net operating loss of approximately $2.8 million. Net operating loss carryforwards will begin to expire, if unused, in 2025.

At December 31, 2025, the Company’s subsidiary operating in Bangladesh has net operating loss carryforwards of $87,642 which can be carried forward for a maximum period of six years.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which the Company operates. Malaysia corporate tax returns remain subject to examination for tax years ended December 31, 2018 through December 31, 2025.

The Company follows the provision of ASC 740 which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. The Company did not have any unrecognized tax positions or benefits as of December 31, 2025 and 2024. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We do not expect any material changes in our unrecognized tax benefits over the next 12 months.

11.	RELATED PARTY TRANSACTIONS

Related party balances consisted of the following:

	As of December 31,
	2025	2024

Due to Porta Capital Limited (“Porta Capital”)	$1,051,220	$1,068,099
Due to Bru Haas (B) Sdn Bhd (“Bru Haas (B)”)	2,300,518	1,695,698
Due to Bru Haas Sdn Bhd (“Bru Haas”)	107,977	80,381
Due from Veo Edge Technology Limited	–	(6,055)
Due (from) to Clicque Technology Sdn Bhd (“Clicque”)	(9,074)	(162,361)
Due to directors	253,142	221,156
Due to former subsidiary - Leet Entertainment Group Limited (“Leet HK”)	414,814	414,814
	$4,118,597	$3,311,732

Mr. Song is the director and major shareholder of the Company, and he is also the major shareholder of Porta Capital, Bru Haas (B), Bru Haas, Tila Network, Clicque Technology Sdn Bhd, Veo Edge Technology Limited and Porta Network. Amount due to these related companies are those trade and non-trade payables arising from transactions between the Company and the related companies, such as advances made by the related companies on behalf of the Company, and advances made by the Company on behalf of the related companies. Those advances are unsecured, non-interest bearing and have no fixed terms of repayment. The advances to Mr. Song are mainly for working capital purpose.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

In the ordinary course of business, during the years ended December 31, 2025 and 2024, the Company involved with certain transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Years ended December 31,
Nature of transactions with related parties	2025	2024

Research and development consulting fee to related parties:
- Porta Capital	$118,546	$35,985

Rent expense of Matchroom platform server to related parties:
- Porta Capital	$58,728	$113,951
- Bru Haas (B)	123,201	239,530
- Clicque	49	241

Total rent expense of Matchroom platform server to related parties	$181,978	$353,722

Network Bandwidth expense to related parties
- Bru Haas (B)	$125,563	$215,998

Operating expenses paid on behalf of related parties
- Veo Edge Technology Limited	$–	$(6,055)

Debt restructuring with former subsidiary
- Leet HK	$414,814	$414,814

Director fee
- Ganesha	$8,177	$13,123

During the year ended December 31, 2025 and 2024, the Company utilized space on a rent-free basis in the office located at Unit 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia which is owned by Mr. Song. The fair market value of the rent is RM1,800 per month.

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

12.	CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the years ended December 31, 2025 and 2024, the individual customer who accounts for 10% or more of the Company’s revenues and its outstanding receivable balances as at year-end dates, are presented as follows:

	Year ended December 31, 2025			December 31, 2025
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer B	$7,957	80%		$1,275
Customer C	1,884	20%		–

Total:	$9,842	100%	Total:	$–

	Year ended December 31, 2024			December 31, 2024
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer A	$700,884	98%		$5,357

Total:	$700,884	98%	Total:	$5,357

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

(b)	Major suppliers

For the years ended December 31, 2025 and 2024, the individual supplier who accounts for 10% or more of the Company’s cost of revenue and its outstanding payable balances as at year-end dates, are presented as follows:

	Year ended December 31, 2025			December 31, 2025
Suppliers	Cost of revenues	Percentage of cost of revenues		Balance outstanding

Supplier A	$58,728	19%		$1,051,220
Supplier B	$248,764	79%		$2,300,518

Total:	$307,492	98%	Total:	$3,351,738

	Year ended December 31, 2024			December 31, 2024
Suppliers	Cost of revenues	Percentage of cost of revenues		Balance outstanding

Supplier A	$113,951	20%		$1,068,099
Supplier B	$455,528	79%		$1,695,698

Total:	$569,479	99%	Total:	$2,763,797

(c)	Economic and political risk

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

DECEMBER 31, 2025 AND 2024

(d)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash with various financial institutions in Malaysia. Cash are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Perbadanan Insurans Deposit Malaysia (“PIDM”) pays compensation up to a limit of RM250,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025 and 2024, the Company did not have deposit funds that exceeded the insured limits in Malaysia.

13.	COMMITMENTS AND CONTINGENCIES

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

14.	SEGMENTED INFORMATION

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

DECEMBER 31, 2025 AND 2024

The Company had no inter-segment sales for the periods presented. Summarized financial information concerning the Company’s reportable segments is shown as below:

	For the year ended December 31, 2025
By Business Unit	Investment holding	IT	Total

Revenue	$–	$9,842	$9,842
Cost of revenue	–	(313,285)	(313,285)
Depreciation and amortization	–	(6,781)	(6,781)
Net loss before taxation	(147,494)	(485,947)	(633,441)

Total assets	$–	$18,236	$18,236

	For the year ended December 31, 2024
By Business Unit	Investment holding	IT	Total

Revenue	$–	$715,288	$715,288
Cost of revenue	–	(573,932)	(573,932)
Depreciation and amortization	–	(29,157)	(29,157)
Net (loss) profit before taxation	(160,896)	140,023	(20,873)

Total assets	$–	$266,834	$266,834

	For the year ended December 31, 2025
By Country	United States	British Virgin Islands	Bangladesh	Malaysia	Total

Revenue	$–	$–	$–	$9,842	$9,842
Cost of revenue	–	–	–	(313,285)	(313,285)
Depreciation and amortization	–	–	–	(6,781)	(6,781)
Net loss before taxation	–	(147,494)	(8,588)	(477,359)	(633,441)

Total assets	$–	$–	$2,403	$15,833	$18,236

LEET INC.

(Formerly Leet Technology Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
By Country	United States	British Virgin Islands	Bangladesh	Malaysia	Total

Revenue	$–	$–	$(1,898)	$717,186	$715,288
Cost of revenue	–	–	(2,176)	(571,756)	(573,932)
Depreciation and amortization	–	–	–	(29,157)	(29,157)
Net (loss) profit before taxation	(129,121)	(31,775)	(32,566)	172,589	(20,873)

Total assets	$–	$–	$2,485	$264,349	$266,834

15.	SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to May 15, 2026, the date that the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Item No.	Description
1.1	Memorandum and Articles of Association of Leet Inc. dated October 4, 2022 (incorporated by reference to Exhibit 1.2 of the Company’s Current Report on Form 6-K filed with the SEC May 2, 2025)

10.1	Employment Agreement between Leet Entertainment and Kamal Hamidon Bin Mohamed Ali *

10.2	Employment Agreement between Leet Entertainment and Long Ding Jung *

10.3	Employment Agreement between Leet Entertainment and Ganesha Karuppiaya *

12.1	Principal Executive Officer Certification required by Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification required by Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes Oxley Act of 2002

101.	Inline Interactive Data Files for the Company’s Form 20-F.

_______________

* Incorporated by reference to Form 10-K for fiscal year ended December 31, 2020 filed on March 12, 2021

47

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leet Inc.

Dated: May 15, 2026		/s/ Dai SONG
	By:	Dai SONG
	Its:	Interim CEO

Dated: May 15, 2026		/s/ Jayaisvaran Muruhan
	By:	Jayaisvaran Muruhan
	Its:	Interim Chief Financial Officer and Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: May 15, 2026		/s/ Dai Song
	By:	Dai Song, Director

48